UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 31, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X                Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes               No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes                No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                No X
Enclosure: Press release
ANGLOGOLD ASHANTI SUSTAINABILITY REPORT 2010

Sustainability Report 2010
sustainable
gold

Our
vision
Our
mission
to be
the leading
mining company
To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

P

P
1
Safety is our first value.
We place people first and correspondingly put the highest
priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to
ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... to care.
We treat each other with dignity
and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving
their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and
others, and we deal ethically with all of our business and
social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions
and undertake to deliver on our
commitments.
We are focused on delivering results and we do what we say
we will do. We accept responsibility and hold ourselves
accountable for our work, our behaviour, our ethics and our
actions. We aim to deliver high performance outcomes and
undertake to deliver on our commitments to our colleagues,
business and social partners, and our investors.
The communities and societies in
which we operate will be better off for
AngloGold Ashanti having been there.
We uphold and promote fundamental human rights where we
do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in
which we operate. We aim to leave host communities with a
sustainable future.
We respect the environment.
We are committed to continually improving our processes in
order to prevent pollution, minimise waste, increase our
carbon efficiency and make efficient use of natural resources.
We will develop innovative solutions to mitigate environmental and climate risks.
Our
values

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AngloGold Ashanti Sustainability Report 2010
Contents
Part 1: Our context and commitments
Our sustainability performance in 2010
P3
CEO’s letter
P4
Our commitments
P6
Sustainable Gold – our report
P12
Stakeholder engagement
P13
About AngloGold Ashanti
P14
Ethics and governance
P16
Project ONE
P18
AngloGold Ashanti and people
P19
Part 2: Our key focus areas
Improving operational
safety
performance
P21
Managing
health
issues
P25
Human rights
and
business
P29
AngloGold Ashanti
and
communities
P33
A
life cycle
approach:
exploration and closure
P41
Environmental and
natural
resource
stewardship
P46
Contents
Our areas of focus in this report
Additional and supplementary information can be found at:
www.anglogoldashanti.com/sustainability
<http://www.anglogoldashanti.com/sustainability>
The table opposite shows performance indicators relating to the key areas of focus of this report which represent the most important sustainability challenges – and opportunities – in our business.
Registered and corporate office
76 Jeppe Street, Newtown
Johannesburg, Gauteng, 2001
South Africa
P O Box 62117, Marshalltown
Gauteng, 2107
South Africa
Telephone:     +27 11 637 6000
Fax:
+27 11 637 6624
Contact person for the report ‘Sustainable Gold’
Lebo Nkadimeng
Telephone:     +27 11 637 6515
Fax:
+27 86 639 6905
Email: lnkadimeng@anglogoldashanti.com
Website: www.anglogoldashanti.com

P

2010
2009
2008
Operational safety
(pages 21 to 24)
Number of fatalities
15
15
(1)
14
All injury frequency rate (AIFR)
(2)
11.50
12.88
16.66
Employee and community health
(3)
(pages 25 to 28)
New cases of silicosis
459
409
442
Incidence of compensable noise-induced hearing loss (NIHL) (per 100 employees)
2.00
2.36
2.60
Incidence of malaria (per 100 employees)
25
37
42
Percentage of relevant employees provided with anti-retroviral therapy (ART)
75%
87%
76%
Human rights
(pages 29 to 32)
Incidents under the Voluntary Principles on Security and Human Rights (VPSHR)
2
1
3
Allegations under the VPSHR
6
4
6
Percentage of security personnel trained in the VPSHR
88%
86%
75%
(4)
Communities
(pages 33 to 40)
Economic value generated ($m)
5,620
4,059
(1)
3,800
Payments to government ($000)
844,321
644,252
534,549
Community investment ($000)
16,080
10,881
8,441
Environmental and natural resource stewardship
(pages 46 to 52)
Energy usage (Million GJ)
30.6
29.8
(1)
29.4
Greenhouse gas emissions (Mt CO2e)
4.70
4.61
(1)
4.55
Water usage (ML)
54,664
55,138
53,617
Number of reportable environmental incidents
27
51
(1)
55
Number (percentage) of relevant sites with full Cyanide Code certification
(5)
15 (79%)
12 (63%)
8 (42%)
(1)
Figures have been restated – refer to the relevant section of the report or online supplementary information for an explanation of the restatement.
(2)
The total number of injuries and fatalities per million hours worked.
(3)
Data on silicosis, NIHL and ART apply to South Africa only, although small numbers of employees receive ART in other countries. Data on malaria applies to Ghana, Tanzania, Guinea and Mali only.
(4)
Estimated data.
(5))
Cyanide is used at 19 of our operations.
performance
Our
sustainability
in 2010

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AngloGold Ashanti Sustainability Report 2010
CEO’s letter
Since 2008, as members of the AngloGold Ashanti team, we
have all been working to rebuild our business to ensure we are positioned to realise our full potential. Our strategy has been based on the establishment of a stable growth foundation – we have regenerated our financial capacity and reinvigorated
operational performance, including the delivery of substantial improvements in safety performance, while constructing an
exciting range of new projects and development opportunities.
Together, these initiatives are designed to position AngloGold
Ashanti to deliver long-term sustainable value for all its business and social stakeholders. In our world the concept of
sustainability, the creation of a better present and future for all of our partners, can only be secured if we are navigating our future together with local communities.
Our vision is to be ‘the leading mining company’. We will only achieve this vision if we can prove our ability to operate
sensitively to and with our host communities, to demonstrate that we will partner with them to create ‘enduring value’. We recognise that ‘enduring value’ is a relative concept and can only be defined in the eyes of each partner – the challenge is to find common ground upon which we both see enduring value
as it relates to our respective needs. AngloGold Ashanti is
committed to the journey that discovers where these needs
intersect – to help build our company and the communities in which we operate.
In the shorter term we need to develop appropriate responses to the many sustainability challenges that we face in operating across geographically and culturally diverse landscapes. In the long term we must be defined by the nature of our
relationships with our business and social partners.
What are these challenges and how are we addressing them
now? Improving safety performance is our most important
business goal and remains our most significant business
challenge. In 2010 we took two critical steps towards realising our long-term goal of operating an accident-free business – we launched our safety transformation project and we undertook
the detailed design work that was required to integrate safety transformation into our Project ONE operating model. Our
approach to safety incorporates three elements – engaging
people in the work of creating a safe environment, building
robust systems which support safe work and managing risks
effectively through appropriate controls at all levels. Integrating this thinking into the DNA of the business is essential if we are to make sustainable gains in safety performance.
While safety in the workplace is our main concern, the overall health and wellbeing of our employees is a major consideration for the same reason – people are our business and their
wellbeing takes precedence. In South Africa, where we have a large workforce, many of whom are migrant workers, there is a continued incidence of silicosis, stubbornly high HIV prevalence rates, the related scourge of tuberculosis and a continuing
incidence of noise-induced hearing loss. In Continental Africa, we mine in areas where malaria is endemic and carries a major health risk for employees and communities.
We have made significant progress in bringing down malaria
incidence rates in Obuasi, one of the worst-affected areas, and will continue to work in 2011 to replicate the integrated
approach that has been so successful there in other affected regions where we operate, as well as in other areas of Ghana, at the request of the Ghanaian authorities, through a substantial grant from the Global Fund.
We are addressing the incidence of silicosis by reinforced
information and education, reducing the exposure of
employees to silica dust and measuring exposure more
effectively to help us more effectively manage all aspects of our operations. Unfortunately, we are unlikely to see the results of this work for another decade due to the long latency period of the disease. In the meantime, we continue to offer vulnerable employees the means to improve their wellness, particularly by combating HIV and tuberculosis, both of which aggravate the
affect of silicosis.
Responsible environmental stewardship and the effective
management of scarce natural resources are important to us
in living to our value of respect for the environment. While we are improving processes in this area, we regrettably had cause to temporarily suspend or curtail production at our two
operations in Ghana during 2010, in order to remediate water-
related concerns. We are addressing these challenges in part through the establishment of a task force in the region, with a team member dedicated to sustainability issues. We made
significant progress in reducing environmental incidents in
2010, through a concerted effort in South Africa to address
nagging problems that were causing repeated incidents. In the meantime, we continue to develop company-wide approaches
to longer-term issues such as energy and water security.
CEO’s letter
Podcast available at www.anglogoldashanti.com
Mark Cutifani, Chief
Executive Officer
We will only achieve our vision if
we can prove our ability to
operate sensitively to and with
our communities, to partner with
them to create ‘enduring value’.
Pod
cast:
“
”

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A burgeoning priority area of focus in 2010 was developing a clearer understanding of the steps necessary to ensure that
our business operates with due respect for human rights. We
operate in regions where communities are vulnerable and we
therefore need to be uncompromising in our commitment to
respect for human rights and intolerant of corruption in all of its forms. Such an approach is simply the consequence of our
belief that people are our business.
We continue to progress the integration of human rights issues into our security strategy, by embedding the Voluntary
Principles on Security and Human Rights (VPSHR) into all
aspects of security management. In 2011, we will continue
with this work and will also examine the implications of the work that is underway in the UN on human rights and business for other areas, for example, in applying due diligence on
human rights issues in our operations and in respect of our
supply chain dealings.
Against a backdrop of increasing consumer concern about the
impact and origin of the products that they purchase, we are continuing our active engagement with the World Gold Council and the Responsible Jewellery Council to develop industry
standards for responsible gold production and chain of
custody. In 2010, legislation was passed in the USA which will give consumers greater transparency over the chain of custody of products manufactured with gold from the Democratic
Republic of the Congo and its neighbours. We are proactively engaging with governments in the region and with the USA
government to understand the implications of this legislation and in particular to avoid measures that might inadvertently stigmatise gold produced responsibly in the region.
The sustainability challenges that we face are as significant as they are varied and require a considered strategic response
from AngloGold Ashanti. In 2010, we started the development
of a sustainability strategy that not only addresses priority areas of concern but also seeks to achieve competitive
advantage for the company through excellence and innovation
in sustainability practice.
A key objective of this strategy is to achieve a fundamental shift in the nature of our engagement with communities. The mining industry has a legacy of paternalistic relationships with
communities and – in many ways – AngloGold Ashanti has not
been an exception to this rule. This is hardly surprising as mining companies are so often better resourced and more formally
structured than the communities which host them. We have
always tried to engage respectfully and in the spirit of good neighbours, but in some cases have tended to direct
engagement efforts rather than viewing communities as partners.
Our aim is to develop an approach that enables communities to play the dominant role in designing their economic future, with
AngloGold Ashanti as a supporter and contributor in their
development. This is essential if we are to fulfil our promise of leaving communities better off for our presence.
Success in this regard is possible, and the positive outcomes already experienced in the limited application of this approach are confirmation that it is. In Argentina, for example, we have worked with the community, government and local businesses
to sustainably regenerate a region that was in economic
decline. In Ghana, we have co-developed projects with local
communities and, notwithstanding setbacks that still occur,
are starting to reverse a cycle of mistrust that has been allowed to develop between the mines and the communities over
several decades.
Our challenge is to take these successes and replicate them
consistently in our business, and therefore one of the most
important aspects of our strategy is how we integrate it into the company’s operating model, through Project ONE. This is
essential as we develop a culture of learning to build
successes over the longer term.
Proactive management of sustainability challenges will bring substantial benefits to the company and assist in securing the long-term future of our operations. We believe this approach is more likely to help instil a sense of pride in our employees –
that will be reflected through more constructive relationships within our communities.
Important reference points for our strategy have been the work undertaken through various industry and government bodies on sustainability issues, particularly as they relate to the mining sector. We continue to support the International Council on
Mining and Metals (ICMM) and the work of bodies such as the
Extractive Industries Transparency Initiative (EITI). We also support the goals and objectives of the UN Global Compact
principles. Together with our core values, these international standards provide a guideline for implementation of our strategy.
AngloGold Ashanti’s sustainability vision will take time to fully realise, but we believe that success will allow us to provide a better set of outcomes for our industry and its stakeholders.
We are working together with our independent sustainability
review panel – a carefully selected collegium of independent experts – in order to achieve this arm’s length critique of our approach and our progress.
I look forward to keeping you updated on progress as this
important area of our work develops.
Mark Cutifani
Chief executive officer

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AngloGold Ashanti Sustainability Report 2010
Our commitments
Our commitments
Begin implementation of the Safety
Transformation project
Managing health issues
Our 2009 commitments
Our progress in 2010
Elimination of new cases of silicosis
after December 2013 among
employees in South Africa with no
occupational exposure prior to 2008
We are working towards achievement of this industry milestone. Due to the latency period of the disease we are not yet able to provide a meaningful assessment of this group of employees. We have, however, met and exceeded industry milestones on silica dust exposure as one of the measures in place to combat this disease and have set lower internal benchmarks for exposure.
Intensify hearing conservation
programmes and continue to silence –
to acceptable levels – all identified
noise equipment in order to achieve
the industry milestone of no
deterioration in hearing greater than
10% among occupationally-exposed
individuals at South African operations
We are working towards achievement of this industry milestone. It is still too early to provide a meaningful assessment of this group of employees due to the latent nature of this disability.
We have been in compliance with the 2013 industry noise targets since 2008 and have now set lower internal benchmarks.
In this section of the report, we report on progress against commitments made in our 2009 report and set out commitments for 2011 and beyond. These commitments are grouped according to the key focus areas of our report. In 2011, we will also be working to develop a sustainability strategy for the business, which will enable us to better define our priority areas of activity.
Improving operational safety performance
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
In 2011, we aim to achieve continued improvement in safety performance towards our 2015 business goal of an all injury frequency rate of less than 9 per million hours worked. Our target to reduce fatalities by 70% by 2012 (from a 2007 baseline) remains intact.
Work is underway to continue implementation of safety transformation within Project ONE in 2011 through:
•
completion of guidelines by mid-2011 to support roll out of the global safety standards;
•
implementation of a new model and process for accident investigation;
•
a review of organisational safety capabilities; and
•
development of operational safety plans to business unit teams.
We achieved a reduction of 11% in our all injury frequency rate in 2010. Although this is short of our target for the year, we are pleased to be able to report a 45% improvement in the all injury frequency rate since 2007, from 20.95 in 2007 to 11.50 in 2010. Due to the transformational nature of our safety interventions, our expectation was that improvements would be achieved through a series of step changes.
Implementation of the Safety Transformation project has begun – the project was launched in May 2010. Significant work was undertaken on integrating the project into the operating framework of the business.
Achieving a further 20% reduction in
the all injury frequency rate with the
long-term objective of operating an
accident-free business

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Podcast available at www.anglogoldashanti.com
Thero Setiloane, Executive Vice President – Business Sustainability,
AngloGold Ashanti
We understand that there are gaps in our knowledge in certain areas of sustainability. In some of these areas, we have good expertise in the business and will start to close these gaps if we adopt an approach that facilitates cross learning between sites and regions. In others, particularly in managing our relationships with communities, we do not yet possess the right expertise, and will need to harness it externally. Part of our challenge for the coming year will be to develop objectives and performance indicators in all areas of sustainability that clearly progress us towards our vision and can be incentivised internally.
Pod cast:
“
”
Managing health issues continued
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
To progress our health strategy, we intend to undertake health risk assessments and health system audits at our operations in
Continental Africa by the end of 2011 and complete health risk assessments and health system audits for the balance of our operations by the end of 2012.
We have set the following goals relating to wellness and occupational environment:
•
continue progress towards the industry milestone of no new cases of silicosis among previously unexposed employees in South
Africa (2008 onwards) after December 2013;
•
meet the industry milestone of no deterioration in hearing greater than 10% among occupationally-exposed individuals at South
African operations;
•
roll out integrated malaria programmes, drawing on the model implemented at Obuasi in Ghana, at operations in Mali, Tanzania and Guinea; and
•
in South Africa, continue efforts to reduce occupational tuberculosis (TB) incidence to 2.25% of all South African employees by
2015 and successfully cure 85% of new cases (our long-term target is the reduction of TB incidence to 1.5% of all South African employees by 2029).
Maintain a rate of 80% of South
African employees attending voluntary
counselling and testing for HIV (VCT)
during 2010, excluding current
wellness clinic attendees
74% of South African employees attended VCT during 2010. The uptake of VCT programmes has been falling since 2008. Programmes relating to the prevention of
HIV/AIDS have been in place at AngloGold Ashanti since 2000 and numbers of employees presenting themselves for VCT are declining. Communications and awareness efforts continue, as does the provision of anti-retroviral therapy (ART) and wellness programmes to affected employees.
Reduce by 50% the number of
avoidable drop-outs from wellness
programmes in 2010
Over 4,000 employees attended wellness programmes in 2010 and ART continues to be supplied to approximately 2,500 employees for whom this treatment is clinically indicated. We have not been able to measure the number of drop-outs from wellness programmes accurately, due to the difficulty of establishing the cause of an employee discontinuing treatment.
Reduce occupational tuberculosis (TB)
incidence to 3% of all South African
employees by 2010
We have achieved this target. The incidence of TB among South African employees was reduced to 2.64% in 2010.
Successfully cure 85% of new TB
cases in 2010
Over 90% of new cases were successfully cured in 2009. Data for 2010 is not yet available as treatment programmes for TB last between six and eight months.

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AngloGold Ashanti Sustainability Report 2010
Our commitments
Human rights and business
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
In 2011, we aim to develop a more effective approach to human rights issues by putting in place a company-wide policy, framework and procedures.
In the area of security and human rights, we continue to target zero incidents under the Voluntary Principles on Security Human Rights
(VPSHR) and aim to reduce the number of allegations of VPSHR incidents that are made. To support achievement of this target, we will:
•
complete implementation of the global security framework by the end of 2011; and
•
review all contracts with private and public security services worldwide in order to standardise contract requirements by the end of 2011.
Zero violations of the Voluntary
Principles on Security and Human
Rights (VPSHR) in 2010
In 2010, two violations of the VPSHR were recorded. Details are given on page 32. We are continuing efforts to embed the VPSHR into our security management systems and practices in order to effect the continuous improvement necessary to reach our target of zero VPSHR violations.
We continue to encourage self reporting by security personnel of potential violations.
Develop a standard approach for all
contracts with private and public
security
A review of all contracts with private and public security is underway in order to achieve this target and is scheduled for completion by the end of 2011.
AngloGold Ashanti and communities
Our 2009 commitments
Our progress in 2010
Final approval of management
standards and associated guidance
material that govern how the company
interacts with communities
Standards have been developed and are scheduled for approval by the executive committee of the company in 2011. Work to develop guidance material will follow shortly after approval.
Incorporate community aspects into
each operation’s ISO 14001
management system by 2012
The ISO 14001 management system is in place at all operations and progress has been made towards incorporating community aspects. Further work is being done to support sites to meet the target date which is three years following approval of the management standards by the board.
Continue to embed the government
relations function into decision-making
processes, including through
development of a management
standard by 2011
In 2010 progress was made in incorporating the government relations function into broader AngloGold Ashanti decision-making processes. The need for a management standard will be reviewed.
Our commitments

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AngloGold Ashanti and communities continued
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
In 2011, we aim to better define expectations for performance with regard to community and social performance. This will be done through community-focused management standards which are currently at the latest stages of finalisation and review and are expected to be approved by the Executive Committee of the company in 2011.
Work to support and give effect to the standards will begin in 2011, after their approval, and will include the development of guidelines to aid in implementation of the standard and the allocation of appropriate resources.
To ensure an integrated approach to managing community and environmental aspects in line with the integration of the two functions, we aim to integrate community aspects into the ISO 14001 management system. Work towards this is already in progress; however, a specific work plan has been developed for 2011 to accelerate efforts such that sites will be ready to undergo certification audits by 2014.
Roll-out of a pilot government
engagement strategy model in South
African and in a minimum of two other
jurisdictions in 2011
This pilot programme remains work in progress in South Africa in 2011. Following its successful completion, we aim to extend the model to two other jurisdictions.
In South Africa, participate in the
Mining Charter review
We participated actively in the Mining Charter review, including through the relevant industry structures. The reviewed Mining Charter was agreed and published.
Exploration and closure
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
In 2011 and 2012, assess compliance with the closure standard. Work to achieve compliance with the closure standard at all operations by the end of 2011 will continue. A corporate-led assurance and operations review will assess closure plans to ensure compliance and efficiency.
During 2011, the greenfield exploration business unit will be working to formalise and improve a process which will ensure that an appropriate level of community and environmental oversight is completed at each stage of exploration.
Work on findings of review conducted
in 2009 to address any site-level
deficiencies in closure plans and
ensure alignment with company
management standard by 2011
An internal multi-disciplinary committee continued to guide site-level closure planning to ensure alignment with the company standard by the end of 2011. A workshop was held in December 2010 to ensure alignment amongst environmental, social and accounting professionals within the company and to share best practices across the group.

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AngloGold Ashanti Sustainability Report 2010
Our commitments
Environmental and natural resource stewardship
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
Improve energy performance by:
•
developing site-based targets and action plans from 2012 onwards;
•
continuing to refine energy metrics, performance measurement and reporting during 2011; and
•
quantifying the energy benefits of business improvement initiatives.
Improve energy security at our operations by:
•
finalising high-level reviews of site energy security arrangements during 2011; and
•
commencing the development of site-based energy security strategies for life of mine.
Improve water performance by:
•
developing site-based targets and action plans from 2012 onwards;
•
continuing to refine key performance indicators, performance measurement and reporting during 2011; and
•
quantifying the water benefits of business improvement initiatives.
Improve water security at our operations by:
•
finalising high-level reviews of water security arrangements during 2011;
•
commencing the development of site-based water security strategies for life of mine; and
•
embedding integrated water management at all sites, and recognising the value of managing water performance across entire site operations in a planned and coordinated manner.
Continue to address key climate change opportunities and risks, by specifying life-of-mine climate change risks in more detail for priority operations, starting in 2011 with those at greatest risk.
Over 2011 and 2012, a programme of assessing compliance with the environment-focussed management standards approved during 2009 will commence in the form of the biennial Community and Environment Review Programme (CERP). Concurrently, a
roll-out phase to socialise finalised community-focussed standards will commence, also as part of the CERP.
Continue work to improve energy and
water performance including through
the development of site-level
objectives
Comprehensive energy maps have been developed for South Africa and are being progressed for all other operations. A more complete range of water performance indicators is being developed for key aspects of water performance. Site water balances are being refined. A global approach for quantifying the energy and water benefits from business improvement projects is also being progressed.
Audit the global energy and water
security position for all operations
High-level energy and water security reviews have been completed at 15 of our
19 relevant operations and the balance will be completed in 2011. Strategic frameworks have been developed for energy and water management.
Continue to address key climate
change opportunities and risks
Preliminary preparations to understand site-specific climate change risks in greater detail have commenced. A project to install heat pumps at high-density residences in
South Africa is almost complete and is expected to earn carbon credits. We are continuing to assess other opportunities for generating carbon credits, especially in the
South Africa region where our energy consumption is 40% of the group total.
Final approval or development of
management standards and
associated guidance material that
govern how the company interacts
with the environment
Progress was made in agreeing a biodiversity management standard, which will be finalised in 2011. Guidance for the closure and rehabilitation management standard was finalised.
Our commitments

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People
The following commitments were made in our 2009 report and progress against these commitments is reported below:
Our 2009 commitments
Our progress in 2010
Continue with the roll out of the
System for People (SP), including the
global values survey
Significant progress was made during the year on implementation of the SP, with the development of a new delivery framework clearly defining corporate and regional roles.
The global values survey was completed in 2010 and the results reviewed by the
Executive Committee. The results will be fed back into the business in early 2011.
Review the wage negotiations strategy
in Continental Africa and develop a
model for conducting wage
negotiations which can be applied
throughout the company’s Continental
African operations
A labour engagement model was developed and successful collective bargaining processes were concluded at the Siguiri mine in Guinea and Sadiola/Yatela mines in
Mali.
Standardise, to the extent possible,
the conditions of employment of senior
managers to facilitate mobility within
the company
A survey of conditions of employment with respect to senior and executive management was conducted by PwC on behalf of the company and the report submitted to the
Remuneration Committee. This survey covered all the countries in which the company operates. The findings of this survey resulted in the formulation of the company’s
Remuneration Policy that was approved by the shareholders at the AGM held in
May 2010.
Namibia
Prioritising safety as our first value and most important business objective is a natural consequence of our belief that people are the business. Our long-term goal is the operation of an injury-free business

The intention of this group-level report – Sustainable Gold – is to provide a concise and balanced account of AngloGold
Ashanti’s sustainability performance in 2010. AngloGold
Ashanti has reported on social investment and sustainability issues since 2002. In 2009 we reviewed our approach to
sustainability reporting, taking into account leading
international practice, and decided to move towards a more
focused report, which clearly identifies the issues that are important in making our business viable over the longer term, and which most concern our stakeholders, social and
business partners.
We are continually refining and improving our content selection process for reporting, taking into account the diversity in our portfolio of operations and the countries in which we do
business. AngloGold Ashanti operates in 10 countries. The six focus areas that we have identified are challenges that are
common to all operating regions, even though they manifest
themselves in different ways in each region and require
responses appropriate to local circumstances.
Our six focus areas for this 2010 report are:
•
improving operational safety performance;
•
managing health impacts that arise at our operations and in
our communities;
•
operating with respect for human rights;
•
relationships with the communities which host our
operations;
•
exploration and closure, recognising and reporting
explicitly on these two critical areas in the life cycle of our operations; and
•
effective stewardship of the environment and of the natural
resources that we use, primarily land, water and energy.
In this report we have tried to convey the context for each of these issues, and explain why it is relevant and how it can
impact on our business and on our stakeholders, social and
business partners. We describe the work that we have
undertaken in managing each issue, the targets that we have
set relating to our performance and our progress in meeting
these targets.
Extensive web-based information supplements this report and
ensures that we continue to report at an A+ level against the
Global Reporting Initiative (GRI) G3 guidelines, as well as to comply with our obligations as a signatory of the UN Global
Compact (UNGC) and as a member of the International
Council on Mining and Metals (ICMM).
External assurance for this report is provided by Ernst &
Young. The same company undertakes our financial audit.
Our goal is the integrated presentation of financial and
non-financial information and we intend to move towards an
assurance process that supports this objective.
Our external assurance statement is available on our website:
www.anglogoldashanti.com.
This report and its supplements form part of our stakeholder communications. We understand that communication that is
balanced and accurate generates trust, and we aim to develop
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12
AngloGold Ashanti Sustainability Report 2010
Our report
Our report
gold
Sustainable

an approach to stakeholder engagement that supports
relationships with governments and communities, as well as
other stakeholders, social and business partners.
We have identified the company’s main stakeholder groups as:
•
employees, their representatives and families;
•
communities or individuals affected by the company’s
operations;
•
governments, including at national, state, provincial and
district level or other relevant local and traditional authorities;
•
politicians, religious leaders, civic organisations, academics and other groups with special interests;
•
businesses supplying, purchasing from or otherwise dealing
with the company;
•
shareholders;
•
media;
•
joint venture partners;
•
advocacy non-governmental organisations (NGOs); and
•
industry associations.
These diverse groups require different communications and
engagement approaches. Refining our understanding of who
our stakeholders are and how we should communicate with
them is therefore challenging, but it is an area of work that we are progressing, and are approaching in a more consistent
way through the development and implementation of a global
engagement standard.
AngloGold Ashanti’s sustainability review panel
In 2011, we will strengthen external engagement, including on our sustainability report, through input from our independent
Sustainability Review Panel. The panel will act in an advisory capacity to provide an objective and expert perspective on
AngloGold Ashanti's sustainability performance and reporting and its engagement processes. The panel was convened for
the first time in November 2010. It is facilitated by Simon
Zadek, an independent advisor, and has five members.
•
Dr Muzong Kodi, who has more than 30 years’ experience
in training, research and consultancy in governance, anti-
corruption and human rights. He is based in London as an
independent consultant and is also an Associate Fellow of
the Africa Programme of the Royal Institute of International
Affairs, where he co-ordinates the Congo Forum.
•
Mr Stephan Malherbe, chairman of Genesis Economic
Consulting, the first specialist competition and regulatory
economics advisory firm to be based in India, and the founder and chairman of Genesis Analytics in South Africa. Mr Malherbe has provided economic policy advice to a number of African
countries at presidential level and is an internationally-
acknowledged expert on capital markets development.
•
Dr Ruth Mompati, a South African citizen with a long
involvement in issues of social justice and gender equality.
Dr Mompati is currently Mayor of Naledi in the North West
Province of South Africa. She has previously served as South
African ambassador to Switzerland, was a member of the
South African Parliament and was a member of the National
Executive Council of the African National Congress (ANC).
•
Mrs Anita Roper, chief executive officer of Sustainability
Victoria in Australia. Previously Mrs Roper worked outside
Australia for 10 years, including as director of sustainability for
Alcoa in New York, where she was responsible for coordinating and integrating sustainability concepts throughout the
company.
•
Ms Nisia Werneck, a consultant at the Dom Cabral
Foundation in Brazil’s Minas Gerais state, a non-profit
institution which aims to develop executives, businessmen
and companies. Ms Werneck has contributed to the social
and community development programmes of a range of
companies and organisations, and has published
extensively on the themes of sustainability and corporate
social responsibility.
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13
Stakeholder engagement
Dr Muzong Kodi
Mr Stephan Malherbe
Dr Ruth Mompati
Mrs Anita Roper
Ms Nisia Werneck

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AngloGold Ashanti Sustainability Report 2010
About AngloGold Ashanti
About AngloGold Ashanti
AngloGold Ashanti’s vision is to be the leading mining
company – we operate a diverse portfolio of open pit and
underground mines in 10 countries on four continents.
We seek to leverage the diversity in our operations and people, and place people at the centre of our business.
USA
Cripple Creek & Victor
Brazil
Serra Grande
AGA Mineração
Mali
Sadiola
Yatela
Morila
Ghana
Iduapriem
Obuasi
Namibia
Navachab
South Africa
Great Noligwa
Kopanang
Moab Khotsong
Mponeng
Savuka
TauTona
Surface operations
Australia
Sunrise Dam
Argentina
Cerro Vanguardia
Guinea
Siguiri
Tanzania
Geita
gold
Our primary
focus
is
AngloGold Ashanti is operated through four regional
management structures – South Africa, Continental Africa,
Australasia and the Americas – each headed by an executive
vice-president.
Our portfolio of operations

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South Africa
39%
Continental Africa
33%
Americas
19%
Australasia
9%
Percentage gold produced by region
for the year ended 31 December 2010
South Africa
50%
United Kingdom
14%
Asia
11%
North America
11%
Europe
9%
Australia
5%
Geographical distribution of gold sales
for the year ended 31 December 2010
4,509,000
Total oz gold sold in 2010
62,046
Employees and contractors globally
$5,334m
Revenue from gold sales in 2010
Exploration for future growth
AngloGold Ashanti’s exploration programme has been
one of the most successful in the industry, and it holds a
substantial greenfield and brownfield project pipeline.
Customers and markets
AngloGold Ashanti’s customers are typically banks acting as
intermediaries in gold markets. The breakdown of our sales is based on the domicile of these intermediaries and does not
necessarily reflect the location of the end-user of the product.
The largest end-user markets for gold are India, China, the
Middle East and the USA.
Listing and shareholder details
With headquarters in Johannesburg, South Africa, AngloGold
Ashanti's primary listing is on the JSE Limited (JSE).
At 31 December 2010, AngloGold Ashanti had 381,204,080
ordinary shares in issue and a market capitalisation of
$18.8 billion (31 December 2009: $14.6 billion).
At the end of 2010, 2.95% of AngloGold Ashanti’s shares
were held by the Government of Ghana. The free float
balance of 97.05% was held as shown in the table below:
Region
Percentage
Americas
53.80
South Africa
22.54
United Kingdom
11.73
Europe
4.92
Asia Pacific/Middle East
3.80
Other/unidentified
0.26
Following year end, on 19 January 2011, the Government of
Ghana sold approximately 1.4% of their shareholding and
now holds approximately 1.6% of our issued share capital.

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AngloGold Ashanti Sustainability Report 2010
Ethics and governance
Acting in compliance with our values and standards is integral to the way we operate. This section sets out how our values are put into practice through the company’s various governance
structures, as well as through our Code of Ethics, which is the anchor for the application of our values in the company.
Governance structures
AngloGold Ashanti has a 10-member board that includes eight
non-executive directors, all of whom are independent as
defined by relevant corporate governance codes. The board’s
Nominations Committee assesses the competencies and
experience of potential new members , assisted as required by independent and external consultants. On 17 February 2011,
one of the non-executive directors, Dr Motlatsi retired from the board.
Conflicts of interest
A key governance risk is the potential for conflict of interest.
Board members declare all outside interests at the start of their tenure, including where no conflict arises. On appointment,
board members are made aware that the board has to
sanction any outside appointments that might occur during
their tenure and a quarterly statement relating to conflict of interest is requested from each board member to ensure that
any changes are notified. Directors recuse themselves from
any discussion where they may have an actual, perceived or
potential conflict as adjudged by the board.
Conflict of interest policies for employees are set out in the company’s Code of Ethics, as revised in 2010, and these
require a similar declaration of interests at the outset of
employment, with provision for annual updates and notification when circumstances change or if conflicts arise.
Board mandate
The mandate of the board is to set strategy and provide
organisational oversight. Various board committees, each of
which is chaired by an independent non-executive director,
deal with aspects of the board’s functions, including social, economic and environmental performance. These committees
have clear mandates and report quarterly to the board. They
receive detailed management reports quarterly and, if required, can call on services of external professionals to advise them.
Oversight of sustainability performance
The Safety, Health and Sustainable Development, Audit and
Corporate Governance and Transformation and Human
Resources Development Committees of the board are the
bodies which most regularly review sustainability performance.
The chairman of the Audit and Corporate Governance
Committee has been appointed to the Safety, Health and
Sustainable Development Committee to ensure consistency of
oversight and reporting between these two committees.
For the 2010 financial year, the board evaluation process has been conducted by self-assessment. From 2011, however, the
effectiveness of the board will be assessed in conjunction with an external party, which will undertake board evaluations on the basis of criteria developed jointly by the external party and
AngloGold Ashanti.
Criteria for evaluating the performance of the board include the ability to successfully assess, monitor and mitigate risk, including risks relating to sustainability issues.
Remuneration for non-executive directors is by flat fee, approved by shareholders. There is no long-term compensation (for
example share scheme participation or performance incentives).
Ethics and governance
values
Giving
to our
effect

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Remuneration for executive management includes basic
salary, short- and long-term incentives based on performance, pensions and other benefits. The short-term incentive plan is referenced to the achievement of a set of individual and
company performance targets relating to earnings per share,
gold production, cost control, Mineral Resource to Ore
Reserve conversion and safety.
The objective of the long-term incentive plan is to align the interests of executive management with those of the
company and the shareholders over the medium to long term.
The targets used for vesting are determined annually by the
board’s Remuneration Committee and link directly to the
company’s strategy. Measures include earnings per share,
total shareholder return against a comparator group of gold
mining companies, Mineral Resource to Ore Reserve
generation and safety.
Code of Ethics
During 2010, we developed a revised Code of Ethics, based
on our vision, mission and values. External and internal
engagement was undertaken as part of the development
process and the draft code was benchmarked, both internally
and externally.
We view our Code of Ethics as central to the concept of
building personal accountability in our business. It has been branded ‘Our Code’ to make the point that it embraces each
and every employee. Communications concerning Our Code
have reinforced the principle that those with whom the
company interacts will judge the company according to the
ethical behaviour of each individual.
Our Code is designed to offer general guidelines on how to
approach situations, rather than to provide an all-
encompassing set of rules on individual behaviour. It covers aspects of the business where ethical considerations are most likely to be raised, including safety, people, environment and community, fraud and corruption, conflict of interest, insider trading and disclosure.
Non-compliance with Our Code is a key business risk and
mechanisms to ensure compliance and bring to light potential infringements therefore receive significant attention. A ‘whistle-
blowing’ hotline is already well established. The hotline is independently operated and has its own website and web
address, and a telephone service through which tip-offs can
be processed. It is available in the company’s major operating languages on a 24/7 basis.
As Our Code is extended through the company over the next
18 months, a communications and training programme will
seek to integrate its principles into business. A company-wide training programme will be undertaken and each employee has
been asked to acknowledge receipt of Our Code to reinforce
personal accountability. A summary version of Our Code has
been produced, translation into the company’s main operating languages is underway and compliance champions in each
operating region are being identified.
The board will receive quarterly reports on the application of
Our Code and, in 2011, external assurance will be introduced to assess the process of rolling out Our Code, including
training offered and responses to confidential tip-offs raised through the whistle-blowing process.
Podcast available at www.anglogoldashanti.com
Professor Mervyn King,
Chairman, Global
Reporting Initiative (GRI)
Amidst evidence that the current
economic model is socially and
environmentally unsustainable, it
is time for new and more effective
forms of accountability. The users
of an organisation’s reporting should be able to determine
whether the organisation’s governing structure has sufficiently applied its collective mind in identifying the social,
environmental, economic and financial issues that impact on
the business, and whether these issues have been
incorporated into its strategy.
Pod
cast:
“Ensuring performance with integrity”
The company’s code of ethics has been translated into our main operating languages. The logo is intended to suggest that accountability begins and ends with each individual, and that ethical conduct depends on personal choices.
“
”

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AngloGold Ashanti Sustainability Report 2010
Project ONE
AngloGold Ashanti has grown rapidly over the past 12 years
from its South African origins into a global gold company. To underpin this growth and to achieve our future business and
growth objectives, we have developed a consistent operating
framework, thereby enabling delivery on the company’s vision, mission and values.
This framework has been developed and implemented as
Project ONE, guided by a steering committee chaired by the
CEO. It has two major components:
•
the System for People (SP), which aims to have the right
person in the right role doing the right work; and
•
the Business Process Framework (BPF), with the goal of
having the right work done at the right time and in the right way.
Discipline frameworks map the detailed design of functional
areas of work, for example safety, and are integrated into the
SP and the BPF.
The sustainability strategy that is under development at
AngloGold Ashanti supports and reflects the principles of
Project ONE. Our objective will be to implement each
element of our sustainability strategy through Project ONE, in order to ensure that it is made relevant to the business and becomes part of the way we operate.
Project ONE
Implementing Project ONE at the Geita Gold Mine
in Tanzania
When Project ONE was put in place at AngloGold Ashanti, the company’s Geita Gold Mine became a pilot site for implementation. With a legacy of unresolved and persistent obstacles, a culture of uncertainty at Geita hindered the business and its people, affecting predictions of performance, the stability of the operation and casting doubt on its potential lifespan.
In the second quarter of 2009, Graham Ehm, previously the executive vice president in
Australasia, stepped in to stabilise and turn around the operation and define a sustainable future. The resources for this endeavour included piloting the newly-established operating model through implementation of the System for People (SP) and the Business Process
Framework (BPF).
By the third quarter of 2009, Geita had begun to meet its predictions of performance and has now produced to budget for six consecutive quarters. There remains much work to be done to complete implementation of the principles and practices of Project ONE, but the mine, now under the leadership of Gary Davies as Managing Director, is well on the road to financial stability.
“I see Project ONE transforming the business by generating certainty about the organisation and understanding of the work to be done,” says Gary. “Individuals are clear about their own roles and understand the accountabilities of their managers.”
"I am now using my understanding of capability when I recruit and hire new team members and it has made a difference in how I select candidates”, says Geita’s Sustainability
Manager, Clement Msalangi. “I am doing more context setting for my team and have added context of the work as part of my recruitment and interviewing process.”
A detailed version of this case study is available online at www.anglogoldashanti.com
Case
study:
Beginning in the fourth quarter of 2010,
larger truck trays supported increased
productivity at Geita Gold Mine.
Represented here are mine staff in the
controlled area where manufactured
trucks and parts are stored and where
personal protective equipment is not
obligatory.

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AngloGold Ashanti and people
We aim to realise one of our core principles – that ‘People are the business’ – through implementation of the System for
People (SP). In terms of this principle, we aspire to provide leadership and managerial processes to establish a culture of accountability and trust in which each individual is able and willing to work to his or her full potential.
Transformation and diversity
Considerations of transformation and employee diversity
provide context for the implementation of the SP in each region and at each operation and reflect the way in which we deal
with the wellbeing of our employees and the communities in
which they live.
The company’s transformation strategy and policy, approved
by the board in November 2010, rests on its values: ‘We treat each other with dignity and respect’ and ‘We value diversity’
and on our commitment ‘To leave the communities in which
we operate better off for our having been there’.
The purpose of the transformation policy and strategy is to
translate these values into the way we do business globally, extending our focus beyond South Africa, and beyond pure
legislative compliance. They outline a framework within which every region and operation will set its own strategies,
structures and policies, taking into account the challenges
faced locally, while meeting our corporate standards.
The SP implementation process
Our business objectives can only be met through a workforce
that is capable, accountable and engaged, and where each
employee is able to undertake the right work at the right time in order to deliver consistently on the objectives of the
business. The SP enables a structured, common approach for
South Africa
57%
Continental Africa
25%
Americas
11%
Australasia
1%
Other
(including exploration sites)          6%
Employees by region of operation
for the year ended 31 December 2010
productive
Towards a
and
workforce
engaged

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AngloGold Ashanti Sustainability Report 2010
AngloGold Ashanti and people
people to work together to support long-term business
improvements. It has three objectives:
1. Creating the right organisation design: a structure where work is undertaken at the correct level, and where the
accountability and authority of a particular role clearly
contributes towards achieving business objectives. Our
organisational structure places priority on operational
leadership, with functional roles acting in support of operations through effective cross-functional working relationships.
2. Ensuring we have the right people in the right roles: the continual matching of employee capability to role complexity, which is necessary for meeting immediate and future business needs in line with employee career development plans.
3. Developing effective working relationships: ensuring that employees across the organisation work together effectively, whatever the differences in their internal and external
working environments. Effective working relationships are
facilitated when employees’ behaviour and actions are in
accordance with the managerial leadership practices and the
company’s values.
Technical design of the SP was completed in 2009, and we are currently engaged in its implementation. Our approach to the implementation is that it should be:
•
undertaken in a top-down manner;
•
inclusive of, and engaging with all employees as far as this is possible;
•
undertaken within the respective managerial accountability
hierarchies; and
•
continually reinforced, until it becomes second nature within the business.
In our 2009 report, we committed to continuing the roll out of the SP, and undertaking a global values survey. Significant
progress was made during the year with the development of a
new delivery framework for the SP that clearly defines
corporate and regional roles in the implementation process.
A corporate team was established to be accountable for the
process of designing and developing the SP material to be
implemented throughout the company. Regional human
resources teams have been charged with planning, scheduling
and resourcing activation of the programme in consultation
with line management.
The global values survey, designed to offer all AngloGold Ashanti employees an opportunity to participate in the identification of value-based behaviours and to gauge employee engagement,
was completed during the year. We aim to review our
organisational mission, vision and values at regular intervals and maintain their relevance in our constantly-changing environment.
The surveys are currently being analysed for trends and
conclusions, and the results, which will be integrated with other business processes and communications, will be fed back into the business early in 2011.
In 2010, progress was made on understanding the linkage
between the SP and the BPF. The harmonisation of these
processes will continue during 2011 under Project ONE. Also
of importance for 2011 is the design of appropriate
mechanisms to engage employees in the implementation of
the BPF and the SP.
AngloGold Ashanti and people
Ghana
The workshop team at Iduapriem: a key objective of the SP is developing effective working relationships
Podcast available at www.anglogoldashanti.com
Steve Rickman,
Senior Vice President –
Business Effectiveness,
AngloGold Ashanti
The essence of SP is simple – it’s
about enabling each and every
person in the business to work to
their full potential. Not only do we
need to place the right people in
the right roles but we also need
to make sure that they are
engaged in and value the work
that they are doing.
Pod cast:
“
”

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Improving operational safety performance
Our context
Safety is our most important business consideration and we
are committed to creating the safest possible working
environment for our employees. Poor safety performance is
unacceptable for the business, as well as for our
stakeholders, business and social partners. When our current business goals were put in place in 2008, we committed to
the long-term goal of operating an injury-free business and
established a five-year goal of reducing fatality rates by 70%, working from a 2007 baseline.
We have made significant progress towards this target. In
2008, when the ‘safety is our first value’ campaign was
introduced, a step change in safety performance was
achieved. Between 2007 and 2008 there was a decrease of
59% in the number of fatal injuries and a 20% reduction in
the all injury frequency rate, as illustrated in the graphs
opposite.
Safety
is our
value
first
06
07
08
22.83
20.95
16.66
09
10
12.88
11.50
All injury frequency rate – group
2006 – 2010
06
07
08
37
34
14
09
10
15*
15
Fatalities – group
2006 – 2010
* This number has been restated from the number of 16 previously recorded by the company for 2009. Following the investigation into a fatal incident in
May 2009 at Moab Khotsong Mine in South Africa, the Department of Mineral
Resources (DMR) determined that the incident was not a mine fatality.
Refer to the explanatory footnotes on page 24 for the definition of this measure.

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AngloGold Ashanti Sustainability Report 2010
Improving operational safety performance
In 2009 and 2010, injury frequency rates continued to improve.
A further step change is, however, required to meet our longer-
term objectives. This cannot be achieved through individual
campaigns alone, but requires a systemic cultural change in
the business, integrating a new way of thinking about safety into the way we work, and underpinned by an organisational
culture which displays a deep respect for the dignity and
wellbeing of others.
AngloGold Ashanti’s safety
transformation project
The safety transformation project was initiated in 2008 and has resulted in the development of a safety transformation
approach which has three components:
•
Engaging people – people and culture are vitally important
in creating a safe working environment. Compliance with
rules and procedures alone cannot address or mitigate all
hazards and risks. A culture which fosters improvements in
safety performance is built on people who think for
themselves about safety issues and who take ownership
and accountability for creating a safe environment.
•
Building the right systems – systems play a key role in
influencing the work environment. We have set ourselves the
task of building robust systems that are specific to safety
and ensuring that safety considerations are thoroughly
integrated with other organisational systems that sustain
safety, such as knowledge management.
•
Managing risks effectively – our approach is to eliminate
hazards where possible, and if they cannot be eliminated,
to manage their commensurate risks. This requires
broader thinking about hazards and risk, which will result in building more robust defences to protect people from
harm, based on group-level, technical, administrative and
individual controls.
Setting vision and intent
Building our intent and vision into
our organisation and culture
Evaluating performance
Corporate level
Regional level
Site level
Vision
We cannot accept injuries or
impairment to health as a natural
consequence of our work.
Guiding principles
The directives by which we will
achieve our vision.
Safety policy
A document outlining our global
approach and understanding on what
we will do to change safety.
Measurement of
performance against
standards.
Reviews of standards,
guidelines and
procedures.
Review of site-specific
procedures.
Safety standards
22 standards that map the
minimum criteria for compliance
on various aspects of safety.
Safety guidelines
Documents breaking down each
standard into actions.
Group procedures
The key requirements and
procedures for the safety guidelines
mandated at a group level.
Site-specific procedures
The application of the group
procedures based on the site’s
requirements.
Regional EVP
Regional strategy development,
alignment with global strategy,
continuous improvement and reporting.
AngloGold Ashanti’s safety framework
Improving operational safety performance

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Integrating safety transformation into Project ONE
In implementing safety transformation, we have adopted an approach which ensures that all of its components are made relevant to the business by integrating them into Project
ONE. AngloGold Ashanti introduced Project ONE as a business change initiative to improve performance levels across all areas of its business operations through consistent management and systems. Project ONE incorporates the Business Process Framework
(BPF), designed to ensure that the right work is done at the right time and in the right way, and the System for People (SP), which targets putting the right people in the right role to do the right work.
“Living safety as our first value means that we believe that people are the business, and our intention is to bring this to reality”, says Safety Transformation Vice President, Brian
Chicksen. “So, for example, if SP has been enacted within the organisation to ensure that the right people are doing the right work at the right time, the safety component of this model is to ensure that safety accountabilities for all employees are clear, and appropriate capabilities are developed to support safe work.”
A detailed version of this case study is available online at www.anglogoldashanti.com
Case
study:
This approach has been translated into a safety framework for the business, which is integrated into the broader operational model that has been developed through Project ONE.
Implementation of the safety transformation framework through the operational model will enable the company to target and
deliver on long-term and sustainable safety improvements.
Safety targets in 2011
In 2011, we will continue implementation of the safety
transformation project and integration into Project ONE.
We aim to achieve continued improvement in safety
performance, towards our 2015 business goal of all injury
frequency rate of less than 9 per million hours worked. Our
target to reduce fatalities by 70% by 2012 remains intact.
Safety performance in 2010
In our 2009 report, we committed to the following safety
targets for 2010:
•
begin implementation of the safety transformation project; and
•
achieve a 20% reduction in our all injury frequency rate.
In memoriam
We record with sadness the loss of 15 of our colleagues in operational accidents in 2010.
In South Africa:
Sabido Debrito Augusto at Kopanang Mine
Hendrie Khosa and Fundile Gaqelo at Moab Khotsong
Mine
Sabelo Hezekiel Dlamini and Boy Africa Mabuza at
TauTona Mine
Fanele Nobulongwe and Bonginkosi Hertzog
Madlopha at Mponeng Mine
Vasco Alfabeto Nhazilo and Motlatsi Elias Ramokoena
at Tau Lekoa Mine
Jonase Serame Mosebo at Kopanang Mine
In Guinea:
Alimou Bangoura at Siguiri Mine
In the Democratic Republic of the Congo:
Damien Unegi Anefwa at the Mongbwalu Project site
In Tanzania:
Esau Mwakibuja and Honest Ngowi at Geita Mine
In Mali:
Lassina Bamba at Sadiola Mine
The memorial garden at AngloGold
Ashanti’s corporate office in
Johannesburg, South Africa

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AngloGold Ashanti Sustainability Report 2010
Improving operational safety performance
Improving operational safety performance
All injury frequency rate by region (2006-2010)
Region
2010
2009
2008
2007
2006
South Africa
16.69
17.72
22.28
29.10
33.12
Continental Africa
5.26
6.09
8.27
10.31
10.33
Americas
5.66
7.12
9.92
7.16
8.63
Australasia
13.10
8.64
15.17
14.49
17.01
Greenfield exploration
16.99
20.56
16.55
24.90
9.36
Group
11.50
12.88
16.66
20.95
22.83
The all injury frequency rate is the total number of injuries including fatalities that occur per million hours worked. It is being introduced across the company as a measure of safety performance, replacing a focus on the lost time injury frequency rate (LTIFR). This approach is consistent with our commitment to eliminate all occupational accidents.
Implementation of the safety transformation project has
begun, and the project was launched in May 2010. The table
below gives a breakdown of the all injury frequency rate
recorded in each of AngloGold Ashanti’s operating regions
since 2006.
In 2010 we did not achieve the desired 20% reduction – the
overall decrease on 2009 was some 11%. However we
remain confident of achieving our longer-term targets. Given the transformational nature of our approach to safety, we
anticipate that we will improve safety performance through a series of step changes as we implement the safety
framework. Work to effect further improvements is
continuing across all regions, even those that achieved the
targeted reduction.
Managing fatigue at Cripple Creek and Victor (CC&V)
Mine in the USA
Shift workers in all industries face a similar problem – managing sleep cycles during shift rotations so that they can stay alert and perform their jobs safely. In the mining industry, shift workers operate heavy equipment, and fatigue can pose significant risk. At the CC&V mine in the USA, two relatively serious fatigue-related incidents occurred during early 2010, fortunately without injury. However, as a result, the safety team at CC&V decided to seek external expertise in combating fatigue amongst employees through a targeted intervention.
CC&V employees were offered free registration to ‘Z-Coach’, a programme which teaches participants effective sleep cycle management and lifestyle techniques. The programme is computer based and could therefore be accessed 24/7, making it convenient for use by shift workers, the group most affected by fatigue management issues.
A detailed version of this case study is available online at www.anglogoldashanti.com
Case
study:
Podcast available at www.anglogoldashanti.com
Ron Largent, Executive
Vice President –
Americas,
AngloGold Ashanti
Good safety performance goes
beyond technical systems – it
requires that safety is a passion.
What does this mean? The
relentless pursuit of safety at all
times.
Pod
cast:
Employees at CC&V participating in the
Z-Coach Programme, which can be
tailored to each individual’s specific
interests and needs
“
”

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Our context
In line with our values, we believe that we cannot accept ill health as a natural consequence of our business operations, and that our employees must be able to go home fit and well at the end of each working day. Our definition of good health is a state of complete physical, social, mental and spiritual wellbeing and not merely the absence of disease and ill health.
We also subscribe to the value that ‘communities in which we operate will be better off for us having been there’, which
implies that our approach to health encompasses community
health issues.
In many areas of operation, we have found that employee and
community health issues are inseparable, and integrated
strategies are required. Approaches to malaria, HIV/AIDS and
TB, for example, require community-level interventions as well as employee-level interventions to be successful.
The diagram below shows the model that we aim to adopt in
analysing and managing health issues in the workplace, and
the potential health exposures that employees face. These are significant, particularly in South Africa where we encounter many of our most pressing health risks.
Managing health issues
health
and
community
Occupational
Employee joins
Potential exposures and impacts
Employee exits
Social context
Migrancy
Accommodation
Psycho-social
Communicable diseases
Non-communicable diseases-r
elated diseases
Lifestyle
Occupational environment
Dust
Gases
Radiation
Thermal stress
Noise
Ongoing health evaluations and care in line with values
Medical
assesment
of health status
Physical injury
Medical
assessment
of health status
Desired outcome:
An employee’s
health status is
sustained or
improved during
the course of
employment.
AngloGold Ashanti’s global approach to wellness in the workplace

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AngloGold Ashanti Sustainability Report 2010
Managing health issues
Our most material health risks relate to:
•
Silicosis – silicosis remains our most serious occupational
health concern. Although the company has been able to
eliminate new cases of silicosis at its Brazilian operations, we continue to report new cases in South Africa. The number of
cases reported in South Africa remains high and in 2010
increased compared with the previous year.
In 2010, 459 new cases of silicosis were submitted to the
Medical Bureau for Occupational Disease of South Africa,
against 409 in 2009. This increase can be attributed to past exposures and potentially other factors such as the high level of HIV and TB prevalence in our South African workforce,
which aggravates the disease.
•
Noise-induced hearing loss (NIHL) – this remains a
challenge in South Africa. The number of compensable
cases declined from 79 in 2009 to 64 in 2010. However,
the incidence of early NIHL remains high. 429 new cases of
early NIHL were diagnosed in 2010, up from 332 cases in
2009. Early NIHL is defined as a loss of hearing of 5-10%
from baseline and is not compensable under current South
African legislation.
•
HIV/AIDS – HIV/AIDS is a health issue in South Africa,
Tanzania, Ghana and the Democratic Republic of the
Congo. High prevalence of HIV/AIDS contributes to
absenteeism, hospital admission, ill-health retirement and
death among affected employees.
•
Malaria – malaria is a major health concern for AngloGold
Ashanti’s operations in Ghana, Guinea, Mali and Tanzania.
The prevalence of malaria in these regions can result in
illness and absenteeism among employees, and has a
significant impact on the health of employees’ families and
that of the surrounding communities.
Failure to manage these issues adequately poses risks to the business in terms of increased potential for injuries and
accidents, decreased productivity, fatigue, poor morale,
increased medical and medical compensation costs and poor
stakeholder relations, all of which can threaten the social and legal licence of the company to operate.
Our health strategy
AngloGold Ashanti is a global company which operates in a
diverse range of settings. Health exposure risks therefore differ between regions and according to the type of mining operation undertaken. The company has not implemented a global
health strategy or management system in the past and the
management of health and wellbeing issues has not therefore
always been consistent.
In 2011, we intend to move towards a structured approach to
managing health issues, through the development and
implementation of a global health strategy and health
management system, thus improving the organisation’s ability to learn from the experience of different regions and to
replicate good practice across the group.
The health strategy that we have developed has the following objectives:
•
to sustain and improve the health status of the workforce
through disease prevention, early disease identification, effective illness and injury management, and effective rehabilitation;
•
to sustain and improve the health status of the communities
in which we operate by managing the potential for positive
and negative health impacts; and
•
to provide a working environment conducive to health
through pro-active and systematic hazard management.
A health management system will be designed and
implemented which will be compatible with the best practice
standards on occupational health and safety already in use at our operations and integrated with our broader business
systems. These include key organisational change initiatives such as Project ONE as well as duty of care policies and
practices, knowledge and information management systems,
risk management systems and community relations
strategies.
Standards and guidelines are being developed on key health
issues such as health impact assessments, specific disease
management and pre-placement medical examinations.
Health impact assessments will be conducted at operations
over the next 18 months and health risk assessments will be
updated or put in place where they do not already exist. They will also serve as a benchmark for new operations, which in future will be assessed at the feasibility stage.
Health targets for 2011 and 2012
We intend to take forward implementation of our health strategy and management system within the following time frames:
•
undertake health risk assessments and health system audits
at our operations in Continental Africa by the end of 2011; and
•
complete heath risk assessments and health system audits
for the balance of our operations by the end of 2012.
We have set the following goals relating to wellness and
occupational environment:
•
continue progress towards the industry milestone of no
new cases of silicosis among previously unexposed
employees in South Africa (2008 onwards) after December
2013;
Managing health issues

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•
meet the industry milestone of no deterioration in hearing
greater than 10% among occupationally-exposed individuals
at South African operations;
•
roll out integrated malaria programmes at operations in Mali,
Tanzania and Guinea, drawing on the model implemented at
Obuasi in Ghana; and
•
in South Africa, continue efforts to reduce occupational
tuberculosis (TB) incidence to 2.25% of all South African
employees by 2015 and to successfully cure 85% of new
cases (our long-term target is the reduction of TB incidence to
1.5% of all South African employees by 2029).
Health performance in 2010
In 2009, we committed to a number of targets relating to
health issues, as set out below. All of them are centred on
South Africa, where the need for progress has been most
acute. This is due to the large numbers of people employed
by the company in South Africa, as well as the incidence of
silicosis, HIV/AIDS, NIHL and TB among this workforce. This
section sets out progress against these targets as well as on addressing malaria at our African operations.
Silicosis
Our target is the elimination, by 2013, of new cases of silicosis among employees in South Africa who were not
occupationally exposed prior to January 2008 (using present
diagnostic techniques).
This target is the industry milestone, set at the 2003 Health and
Safety Summit. However, it is still too early to provide a
meaningful assessment of the group of employees exposed
after January 2008 due to the latency period of the disease.
Current diagnostic techniques do not allow us to make a
meaningful assessment of performance at this stage.
We therefore measure current performance with reference to
the occupational hygiene aspects of the industry milestones.
These state that no more than 5% of samples measuring
exposure should be above the occupational exposure limit of
0.1mg/m
3
for respirable crystalline silica.
A continued focus on filtration strategies and footwall
treatment has enabled us to continue reducing silica dust
exposure and achieve compliance with the industry milestone.
We are still maintaining a downward trend of dust exposure
on an annual basis. We also maintained significantly higher
sampling rates than those prescribed by legislation,
increasing our confidence in the data collected and enabling us to manage the issue of silica exposure more closely.
We have now set ourselves a lower benchmark for dust
readings for analysis than the industry milestone and
investigate the root cause of all dust readings exceeding this benchmark. We are also in the process of defining a new
baseline for dust readings by sampling all employees. This will enable us to evaluate high risk areas and occupations so that strategies can be adapted accordingly.
A former employee, Mr Thembekile Mankayi, instituted a legal action against AngloGold Ashanti in October 2006, claiming
approximately $360,000 for damages allegedly suffered as a
result of silicosis. AngloGold Ashanti learnt of the death of
Mr Mankayi on 3 March 2011 and wishes to offer condolences
to his family and friends.
In June 2008, judgement on an application was given in the
company’s favour on the basis that mine employers are
indemnified against claims by employees for damages relating to diseases compensated under existing legislation. An appeal by
Mr Mankayi was dismissed by the Supreme Court of Appeal. In
August 2010, the Constitutional Court of South Africa heard
Mr Mankayi’s application for leave to appeal to the Constitutional
Court. On 3 March 2011 the Constitutional Court granted the
leave to appeal and simultaneously granted the Appeal. The
effect thereof is that the executor of Mr Mankayi’s estate may return to the High Court to recover common law damages from
AngloGold Ashanti and that they are not barred by legislation from doing so. AngloGold Ashanti has several defences
available to it, and it will continue to defend the action.
Noise-induced hearing loss (NIHL)
Our target on NIHL is to achieve the industry milestone of no deterioration in hearing greater than 10% amongst
occupationally-exposed individuals at South African
operations. Audiograms are conducted on all occupationally-
exposed employees in South Africa when they join the
company and annually thereafter. The baseline for the target is the routine audiogram performed during 2009 or, for
employees who joined the company after 1 January 2009, the
audiogram performed at the start of their employment.
Due to the lag between noise exposure and NIHL, we are not
yet able to give a meaningful assessment of performance
against this target. In the meantime, however, we continue
compliance with noise targets (the industry milestone states that by December 2013, the total noise emitted by all
equipment installed in any workplace must not exceed
110dB(A) at any location in that workplace). We have been in compliance with this hygiene target since 2008 and has now
set a lower internal benchmark.

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AngloGold Ashanti Sustainability Report 2010
Managing health issues
Managing health issues
HIV/AIDS, voluntary counselling and testing
(VCT) and wellness programmes
Our targets in this area for 2010 were:
•
to maintain a rate of 80% of South African employees
attending VCT, excluding those already attending current
wellness clinics;
•
to reduce by 50% the number of avoidable drop-outs from
wellness clinic programmes in South Africa.
We were not able to achieve these targets. The uptake of
VCT has been falling since 2008 and in 2010 it was 74%. We
treated over 4,000 patients at wellness centres during the
year but have not been able to measure retention on the
programmes. Measuring retention is challenging because of
the constant change in the number of patients, and the many
reasons for not returning to the programme. These losses
include resignation and voluntary and ill-health separations but are not always recorded as such.
The number of employees presenting themselves for VCT is
declining. Testing and counselling programmes, which have been in place at AngloGold Ashanti since 2000, have helped curb the epidemic but do not appear to have resulted in a step change in prevalence, for which a major advance in treatment such as a cure or vaccine would be required.
Notwithstanding this situation, communications and awareness programmes have continued and are now conducted on a one-
on-one basis as well as through mass media communication
channels. Particular attention is given to VCT at induction.
A major advance in 2010 has been the introduction of linked
testing, which enables follow up with affected employees and will also form the basis for a better estimate of the incidence of
HIV/AIDS among our workforce. Anti-retroviral therapy (ART)
continues to be supplied to approximately 2,500 employees
for whom this treatment is clinically indicated.
Tuberculosis (TB)
We have met targets on occupational tuberculosis for 2010,
which were to:
•
reduce occupational TB incidence to 3% of all South African
employees; and
•
successfully cure 85% of new TB cases.
Occupational TB incidence in 2010 was reduced to 2.64% in
2010 and more than 90% of cases were successfully treated in
2009. Data for successful outcomes of TB cases treated in
2010 is not yet available as treatment programmes last between six and eight months. Prevalence of this disease among
employees in South Africa is closely linked to HIV prevalence.
Malaria
Downward trends in malaria cases continued in 2010, as
shown in the table below.
In 2009, AngloGold Ashanti was nominated as the principal
recipient of a grant of $138 million from the Global Fund to
Fight AIDS, Tuberculosis and Malaria. The project will cover 40 districts in Ghana and will be based on the integrated malaria control model implemented at Obuasi. It is anticipated that this will run for five years and create approximately 3,800 jobs.
Work on the project is scheduled to begin in the first quarter of
2011 following successful resolution with the Ghanaian
authorities of taxation issues relating to the grant.
Starting in 2011, we intend to roll out the highly successful integrated model undertaken at Obuasi in Ghana to other
malaria-affected areas where AngloGold Ashanti operates.
Number of malaria cases in affected countries (2007 – 2010)
2010
2009
2008
2007
Ghana
3,219
5,085*
4,947
7,786
Tanzania
218
447
1,557
3,212
Guinea
783
664
756
633
Mali
268
204
216
434
Total
4,488
6,400
7,476
12,065
* The number of cases of malaria in Ghana was incorrectly stated in our 2009 report as 5,075.

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Our context
In our values we commit to treating others with dignity and
respect, this includes respect for human rights and an
undertaking to operate according to the highest standards of business ethics. As a business that aspires to live the belief that ‘people are the business’, our concern for operating with respect for human rights stems from our aim to place people
first in all aspects of the business.
A member of the United Nations (UN) Global Compact since
2004, we have recorded our commitment to observing the
Universal Declaration of Human Rights and to upholding the
basic labour rights captured in the Fundamental Principles of the International Labour Organisation (ILO). We value diversity and believe that diversity in employment can make a positive contribution to achieving our business objectives.
Human rights considerations cut across a range of disciplines at AngloGold Ashanti, including health, safety, security,
community, environmental, human resources, legal and
regulatory, ethics, governance and labour relations. Operating with respect for human rights is a particularly relevant
consideration for us because of the location of many of the
company’s operations in regions of the world, including in
post-conflict zones, where there are few formal employment
opportunities apart from mining.
This context creates the potential for tension between mines and communities over issues such as land usage, relocation,
and artisanal and small-scale mining (ASM). ASM activity is
often the cause of difficult security issues, including allegations of breaches of human rights. Potential solutions lie in devising programmes for co-habitation with ASM activity and in
ensuring that security responses observe the Voluntary
Principles on Security and Human Rights (the VPSHR).
In striving to meet our commitments and to mitigate risk, we have aimed to take human rights considerations into account in developing policies in the areas of health, safety, community, environment, human resources, security and corporate
governance. In particular, we have focused on implementing and embedding the VPSHR in our security management practices.
We have not, however, had a company-wide human rights
policy in place. This is an area of work which was initiated in
2010 and will be developed further in 2011, in alignment with the progress that has been made in the UN in defining the
responsibilities of business to respect human rights.
dignity
Acting with
and
respect
Human rights and business

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AngloGold Ashanti Sustainability Report 2010
Human rights and business
Human rights targets in 2011
In 2011, we therefore aim to develop a policy, frameworks and procedures on human rights, giving due recognition to the
guiding principles on business and human rights which are
currently being formulated by the UN Secretary General’s
Special Representative on Business and Human Rights,
Professor John Ruggie, and are scheduled for presentation
to the UN Human Rights Council during 2011. The guidelines
are intended to be a blueprint for businesses, and outline
recommended policies and procedures.
We also aim to complete implementation of our global security framework by the end of 2011, which will further entrench our commitment and compliance to the VPSHR.
A full review of all contracts with private and public security services worldwide is in progress in order to standardise
contract requirements, and is targeted for completion by the end of 2011.
In 2011, our objective is to operate with zero violations of the VPSHR (in 2010, two violations were substantiated in
relation to third-party security forces).
Human rights performance in 2010
In 2010, the company’s activity on human rights issues
focused on two areas:
•
preliminary work towards developing over-arching human
rights policies and procedures, including a gap analysis to
assess the extent to which AngloGold Ashanti’s policies and
performance measure up to the UN framework on business
and human rights; and
•
continuing implementation of the VPSHR in the company’s
approach to security management.
Developing human rights policies
and procedures
In 2005, Professor John Ruggie was given a mandate from
the United Nations to identify and clarify standards of
corporate responsibility and accountability with regard to
human rights. Significant work has been undertaken since
this mandate was awarded, including the production of a
series of public reports.
The ‘Ruggie agenda’, as set out in these reports, is
becoming the primary international guideline regarding
business and human rights. It holds that companies have a
responsibility to respect human rights across a broad range
of areas and recognises the VPSHR as an integral
component in achieving this.
The framework rests on three distinct but complementary pillars:
•
the state’s duty to protect against human rights abuses by
third parties, including business;
•
corporate responsibility to respect human rights; and
•
the need for more effective access to remedies.
The corporate responsibility to respect human rights applies to all recognised human rights. These are mainly derived from the
Tanzania
The right to sanitation – Geita Gold Mine pumps water from Lake
Victoria to supply the community with all-purpose water
Human rights and business
Podcast available at www.anglogoldashanti.com
John Ruggie, UN Secretary General’s Special Representative on business and human rights
The idea of human rights is simple: treating people with dignity. That business should respect human rights is perhaps self-evident.
But it requires them to have robust policies and processes. The Guiding Principles will provide a blueprint to help them achieve this.
A related podcast by Caroline Rees, Program Director of the Social Responsibility Initiative at the Harvard Kennedy School, is available at
www.anglogoldashanti.com <http://www.anglogoldashanti.com>.
“
”

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Universal Declaration of Human Rights and the International
Covenants on Civil and Political Rights and Economic, Social
and Cultural Rights.
Results from the gap analysis on AngloGold Ashanti’s systems compared with the UN (Ruggie) framework suggested that
we should:
•
review and evaluate whether our Code of Ethics and other
relevant statements and sources contain language
sufficiently strong and clear to constitute a human rights
policy and, if not, draft such a policy;
•
refine and develop existing tools for ongoing and regular due diligence with respect to human rights;
•
approve and institute a draft management standard for the
handling of grievances, including allegations of human rights violations; and
•
develop tools and a framework for fulfilling responsibilities in respect of our supply chain. This involves adopting a risk-
aware approach, where the performance of contractors,
suppliers and partners is verified and tracked, and procedures identified for acting on adverse human rights behaviour.
In November 2010 a scoping process to develop a human
rights policy and framework was approved. The implementation programme which is currently being outlined includes:
•
assigning accountability for each aspect of the policy
framework;
•
integrating human rights with the relevant system; and
•
training as required in support of the policy.
During 2010, AngloGold Ashanti participated in several Ruggie consultations to progress this work, and conducted ongoing
informal interactions with members of Ruggie’s team. These
engagements assisted us in preparing the ground for
AngloGold Ashanti to meet its human rights responsibilities
in terms of the UN framework.
Embedding the VPSHR in our security
management approach
AngloGold Ashanti uses its own security employees as well as private and public security service providers to ensure the
protection that our employees and assets require. We aim to
manage security in a way that ensures that the human rights
of individuals and communities affected by the company’s
activities are safeguarded.
Threat and risk assessments are conducted in all countries in which we operate to determine the security resources which
are required. In Colombia, Ghana, the DRC and Guinea, risk
assessments categorise the threats as sufficiently elevated to require the inclusion of state military units (public security forces) on a near-permanent basis. In addition, almost all of our active operations employ private security personnel.
AngloGold Ashanti has adopted an inter-disciplinary approach to decision-making and management of human rights, security
and community issues. Implementation of the VPSHR has
been a key factor in defining the current structuring of the security discipline within the group as well as setting future targets for performance.
Significant progress on implementation of the VPSHR was
made in 2010. Procedures, standards and practices were
reviewed and refined to ensure full compliance, while
standards and procedures were revised to include rules of
engagement, the use of force, and the application of less-lethal force, and allow for transparency in security agreements and contracts.
The structured approach to training of security personnel
adopted since 2008 has created a better understanding of and commitment to the requirements of the VPSHR, specifically
with regard to the use of minimum force and rules of
engagement. In the short term, this may result in an increase in the number of alleged VPSHR incidents being reported, as
awareness of rights and obligations under the VPSHR grows.
We are actively encouraging self reporting of incidents by our security personnel to ensure that comprehensive data is
captured. In the longer term, we expect a reduction in the
number of allegations received, which would be an indicator of improved security performance.
Following self audits in 2009, formal internal audits were
conducted during 2010. These indicated good progress in
achieving compliance at all our operations, but highlighted the need to continue the process of formalising implementation
and training processes. This will receive the necessary priority in 2011.
Current efforts in respect of training on the VPSHR will be
sustained at all sites to improve engagement processes. The
percentage of security service providers trained in the VPSHR in 2010 increased slightly to 88%, compared to 86% in 2009.
In 2011, training will be extended to stakeholders external to security, where this is appropriate, including employees,
community groups and civil societies, to create a better
understanding of the issues we face and our goal of eliminating

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AngloGold Ashanti Sustainability Report 2010
Human rights and business
Human rights and business
all VPSHR allegations and incidents. External audits by NGOs contracting for us to establish compliance with the VPSHR are also planned for 2011.
Security incidents in 2010
In 2010, six allegations of VPSHR violations were made. Two
violations by members of the military contingent at our operation in Guinea were substantiated and these were resolved at
community, operational and military levels.
No fatal incidents were recorded in 2010 as a result of security interventions by AngloGold Ashanti security personnel (two
fatal incidents concerning community members were recorded
in 2009).
Since the introduction of a more structured approach to
security incorporating the VPSHR principles, there has been a significant reduction in the number of fatalities among third parties involved in illegal activity, as shown in the graph below.
The majority of fatalities recorded in the graph above took
place at the Siguiri mine in Guinea as a result of landslides which occurred when artisanal miners illegally mined in our
active pit. The number of these incidents declined from 22 in
2008 to three in 2010, and every effort is being made to
prevent these incidents completely, by finding a workable
solution in consultation with communities.
In addition to these fatalities recorded at the Siguiri mine in
Guinea in 2010, one fatality and one injury were recorded at the Obuasi mine in Ghana as a result of a police intervention, when one person was fatally injured and another injured in an exchange of gunfire that occurred during an attempted theft
of explosives. Two artisanal miners working illegally on our concession also died in two separate incidents at our
exploration site in the Democratic Republic of the Congo, as a result of fall of ground incidents.
Since the implementation of the VPSHR principles, we have
noted an improvement in our ability to deal with incidents of community unrest in a way which ensures that these do not
escalate and do not result in injury to community members. In
2010, there were 12 protest actions by community members
at AngloGold Ashanti operations, none of which resulted in
serious injury to community members or security service
providers.
We are, however, monitoring an increasing trend in the number of security incidents resulting in injuries to AngloGold Ashanti personnel which we believe to be the result of a greater level of organisation among criminal elements and syndicates. Of
the 44 injuries to AngloGold Ashanti personnel recorded in
2010, 29 were at the Obuasi mine in Ghana (against two in
2009) and eight at the Geita mine in Tanzania.
The number of injuries to community members has remained
relatively stable despite this trend, a demonstration of the fact that there is increased adherence to procedures emphasising
the use of minimum force. Tighter security management,
including improved processes for data collection and
reporting, may also have resulted in an upwards trend in our reported numbers.
08
09
10
28
12
6
Fatalities of third parties involved
in illegal activity
2008 – 2010
08
09
10
4
3
5
Injuries to community members
2008 – 2010
08
09
10
12
11
44
Injuries to AngloGold Ashanti
security personnel
2008 – 2010

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Our context
AngloGold Ashanti’s vision is to become the leading mining
company which, in the context of sustainability, implies that we will adopt an approach which is inclusive and engaging of a
broad range of stakeholders, including host communities and
governments.
Many of the communities which host our operations are
vulnerable. Transparency in our interactions with both
communities and governments, as well as an approach of
partnership is therefore essential if they are to derive sustainable economic benefit from our operations.
AngloGold Ashanti is in the process of developing a global
sustainability strategy, one of the objectives of which is to promote a more consistent approach to local socio-economic
development, community and government relations, and
which will be integrated with our organisational change model,
Project ONE.
Our Community and Environmental Framework remains in
place to inform community and environment strategies
developed across projects and operations. Successful
execution of the sustainability strategy will further strengthen the implementation of this framework, ensure the delivery of sustainable outcomes for our business and social partners and contribute to the reduction of reportable community and
environmental incidents, which is a key business objective.
This section gives a consolidated picture of economic value
added and distributed by the company in 2010 including
payments made to governments and funds invested in host
communities. It sets out our current approach to engaging with communities and governments for mutual economic benefit.
Economic value added and distributed
AngloGold Ashanti’s economic value-added statement is
presented overleaf. It outlines the financial contributions made in respect of, among others, dividends to shareholders,
salaries and wages to employees, social investments in
communities and taxes paid to governments.
Our annual financial statements and our website,
www.anglogoldashanti.com, give more detailed information
relating to operating costs, employee salaries and benefits
accruing to shareholders. In this report and in our
supplementary web-based information we provide disclosure
relating to the two remaining aspects of the value-added
statement – payments to government and community and
social investments including infrastructural investment.
AngloGold Ashanti and communities
mutual
Partnering
for
benefit

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AngloGold Ashanti Sustainability Report 2010
AngloGold Ashanti and communities
Payments to government
AngloGold Ashanti is a member of the Extractive Industries
Transparency Initiative (EITI). The EITI process supports fiscal transparency and governance, both of which are important in
promoting sustainable economic development.
Of the countries in which AngloGold Ashanti operates, only
Ghana has achieved full compliance with EITI membership
provisions. Tanzania, Mali, and the Democratic Republic of the
Congo (DRC) are candidate members. We have, however,
taken the approach of disclosing payments made to
governments in all countries in which we operate, whether or not the government concerned is a member of the EITI.
Payments made to governments in 2010 are shown in the
following table. Further detail, including a breakdown of the type of payments made to each government is included in our
web-based supplementary information.
Economic value added statement for the year ended 31 December
$m
$m
%
2010
%
2009
Economic value generated
Gold sales and by-product income
97
5,463
96
3,862
Interest received
1
43
1
54
Royalties received
–
8
–
–
Profit from sale of assets
–
–
1
49
Income from investments
2
106
2
94
Total economic value generated
100
5,620
100
4,059
Economic value distributed
Operating costs
(1)
41
2,289
28
1,136
Employee salaries, wages and other benefits
24
1,365
28
1,117
Payments to providers of capital
4
233
4
184
– Finance costs and unwinding of obligations
3
166
3
139
– Dividends
1
67
1
45
Payments to governments
– Current taxation
3
147
4
164
Community investment
(2)
–
16
–
11
Total economic value distributed
72
4,050
64
2,612
Economic value retained
28
1,570
36
1,447
(1)
Operating costs for 2009 have been restated to include the effects of the realised gains and losses on non-hedge derivatives and exclude profit (loss) from associates and joint ventures. Operating costs in 2010 are higher due to increased royalty expenditure of $142m (2009: $84m), rehabilitation costs of
$109m (2009: $22m), mandatory convertible bonds transaction costs of $56m (2009: nil). The 2010 and 2009 years exclude hedge buy-back costs.
(2)
Community investment excludes equity accounted joint ventures.
Ghana
Two bridges were built over a large river for use by the community just north of Obuasi. Previously there were no bridges over the river
AngloGold Ashanti and communities

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Community investment programmes
We continue to invest substantially in host communities and
labour-sending areas and our community investment
programme is a significant part of this effort. We define
community investment as the investment of resources,
including funds and in-kind contributions, in the community
where the beneficiaries are external to the company. This
support seeks to complement the work of government, non-
governmental organisations (NGOs) and community-based
organisations (CBOs). It includes those contributions which the company is obliged to undertake, such as those agreed with
governments as part of stability agreements or mining
conventions, and where legislation dictates that community
contributions are made. Each AngloGold Ashanti site defines
the areas of emphasis in their community investment
programmes in line with their stakeholder engagement plan,
but most include priorities relating to education and social infrastructure.
A breakdown of community investment per operation is
presented in the supplementary information on our website,
www.anglogoldashanti.com.
Payments to government by country in $000 (2008 – 2010)
2010
2009
2008
Argentina*
62,581
36,592
31,449
Australia
28,095
54,382
65,645
Brazil
122,499
78,353
82,862
Colombia
14,561
9,617
8,053
DRC
10,494
2,177
2,174
Ghana*
61,558
55,409
42,079
Guinea*
96,344
63,567
37,621
Mali*
170,320
153,296
118,145
Namibia
14,014
6,833
9,236
South Africa
199,455
117,707
91,106
Tanzania
44,994
59,743
38,466
USA
19,406
6,576
7,713
Total
844,321
644,252
534,549
*Includes dividends paid to governments as shareholders of operations.
Community investment by region in $000 (2008 – 2010)
2010
2009
2008
South Africa
3,242
2,962
3,177
Continental Africa
8,047
5,525
3,770
Americas
5,480
2,804
1,997
Australasia
456
133
117
Sub-total
17,225
11,424
9,061
Less equity accounted investments included above
(1,145)
(543)
(620)
Total
16,080
10,881
8,441

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AngloGold Ashanti Sustainability Report 2010
AngloGold Ashanti and communities
AngloGold Ashanti and communities
Puerto San Julian Development Agency Foundation
in Argentina
In the late 1990’s, economic conditions in the Santa Cruz province in Argentina were difficult. The area was traditionally dedicated to the breeding of sheep, soil management was poor and a decline in international wool prices added to economic hardship.
The aftermath of the Hudson volcano eruption in southern Chile in 1991 made growth and development almost impossible. The population therefore depended almost exclusively on state-sector employment.
The start of mining operations at Cerro Vanguardia SA (CVSA) in 1998 provided an alternative source of employment and economic activity. Understanding the inevitability of eventual mine closure, the company proposed the creation of an agency to promote the development of a sustainable economy.
With the support of CVSA, the Santa Cruz and local city governments, the Puerto San
Julian Development Agency Foundation was established in 2004 as a non-profit organisation which comprises key representative organisations from the company and the community. Its objective was to establish a vehicle which would enable public and private entities to drive economic growth through the provision of services and development policies based on social equality and environmental sustainability.
A detailed version of this case study is available online at www.anglogoldashanti.com
Case
study:
Indirect economic benefits resulting
from our operations
Our contribution to society and the communities in which
we operate often extends beyond the direct payments
made to communities and government.
Healthy and co-operative relationships between the company
and stakeholders, including appropriate responses to
community complaints and grievances regarding our impacts,
often contribute towards developmental benefits. Investment
in infrastructure and local procurement can contribute to local economic development.
We operate in various and complex environments, namely in
developing countries where in many cases we play a pivotal
role in providing a source of income to individuals and families or account for a significant percentage of gross domestic
product. In such environments we contribute to social
infrastructure development, for example power supply, water
provision and sanitation and road construction and
maintenance. Even in more developed economies, the role of
the company is still crucial in many respects in preserving local values and culture, and enhancing the socio-economic status
and quality of life of host communities.
In order to make these investments sustainable, we adopt an
approach of partnership with local governments, communities
and other relevant stakeholders; co-designing strategies that will ensure that communities continue to thrive beyond
the lifespan of our operations. In this regard, we strive to identify communities before we start to mine, and engage with them appropriately throughout the life of mine and during
closure.
Our approach to community
engagement
AngloGold Ashanti defines communities as the groups of
people who are directly or indirectly affected by an operation, both positively and negatively. They include host communities
– communities in which the operation is located, labour-
sending communities, communities along the operation’s
transport routes where this applies, and, in some cases, other
“La Cruz del Sur” a fishing vessel
financed by the Agency for artisanal
fishers, in order to reactivate the local
port and ensure raw material for fish
processing plants in Puerto San Julian

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groups, including former local residents and their families who have moved away but still have strong familial, business or
other ties to the area.
Engagement efforts generally focus on two aspects – building relationships with stakeholders and working towards the
development of strong economic partnerships. We do this by,
among others, implementing mechanisms for handling
grievances and complaints, continually assessing the impact
of our presence and activities and implementing and assessing steps to minimise and mitigate those impacts.
Results of engagement strategies have been mixed, with some
sites continuing to enjoy harmonious relationships and
engagements with their stakeholders, whilst others have
experienced challenges and friction. At the Siguiri mine in
Guinea, for example, we continued to experience community
protest actions during the year despite increasing our focus on engagement, including through the holding of an inclusive
stakeholder engagement forum.
Management standards on engagement and community
complaints and grievances, which are expected to be
approved in 2011, will assist the sites in employing the correct strategies of engagement. Even while the standards are being finalised and approved, work continues to tackle these
challenges.
Community incidents in 2010
One of the company’s six business goals is the reduction of
reportable incidents on community and environment. Our
Formulating a common approach to stakeholder
engagement in the Americas
AngloGold Ashanti’s operations span a wide range of operating conditions and as a result, the means of engaging with communities and other stakeholders differ from site to site.
Nevertheless, the company must understand where such engagement is functioning well and where additional effort is required. The development of a common approach and methodology would also allow key challenges and opportunities to be more effectively highlighted across the business and for insights to be shared more effectively.
Over the course of 2010, our regional group in the Americas took this work forward, by reviewing stakeholder engagement practices at the Cripple Creek & Victor Gold Mining
Company (CC&V) in the USA. The work began with an update to the existing stakeholder analysis. With this in hand, externally-conducted interviews were undertaken with a large number of local and regional stakeholders. The objective of these interviews was to elicit objective assessments of CC&V’s communications and stakeholder engagement practices. This also allowed CC&V to assess whether its understanding of how stakeholders perceive operations was accurate. This aspect of work is still in process at
CC&V; the objective for 2011 is to integrate the learning from this process into the mine’s stakeholder engagement strategy for 2011 and beyond.
Once this work is completed at CC&V, we will assess the relevance of this process to other parts of the business and decide whether similar efforts could enhance stakeholder engagement at other operations.
A detailed version of this case study is available online at www.anglogoldashanti.com
Case
study:
The CC&V mine in the USA. Reviews of
stakeholder engagement practices were
held at CC&V during 2010

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AngloGold Ashanti Sustainability Report 2010
AngloGold Ashanti and communities
AngloGold Ashanti and communities
long-term objective is the complete elimination of these
incidents. In 2010, community incidents were included in the incident classification and reporting standard. During 2011, work will continue to understand these impacts and reduce
their numbers.
Seven reportable community incidents were recorded in 2010,
four of which occurred at the Siguiri mine in Guinea, one at the
Geita mine in Tanzania, one at the Sadiola mine in Mali and one at the Obuasi mine in Ghana. Two of the incidents were
classified as major incidents according to the incident
reporting system in place. Of these two major incidents, one occurred at the Geita mine when approximately 150 local
community members protested against delays in
compensation payments. Issues relating to these payments
have been resolved and the payments have been effected. The
other occurred at the Sadiola mine in Mali, when local
residents protested against the failure of the mine to respond to various grievances. Responses to the grievances raised
were given following a mediation meeting attended by local
community representatives and chaired by a local government
representative.
Community relations objectives in 2010
In our 2009 report, we set out objectives relating to community relations in 2010. Our performance against these objectives is set out below.
Implement management standards and associated
guidance material that govern the company’s relationships
with communities and the environment.
Standards were developed in consultation with the relevant
practitioners at AngloGold Ashanti sites. Internal and external experts were invited to review and add input into these
standards. Each standard complies with the current International
Finance Corporation (IFC) Performance Standards and ICMM
principles and good practice guidelines.
The management standards that have been developed and
are pending sign-off are: Engagement, Socio-Economic
Contribution, Community Complaints and Grievances,
Artisanal and Small-scale Mining (ASM); Cultural Heritage and
Sacred Sites; Indigenous Peoples; and Land Access and
Resettlement. The standards set out corporate expectations
for performance in these areas and will replace the existing
Stakeholder Engagement Action Plan (SEAP) and Integrated
Development Action Plan (IDAP) guidelines which are
currently in use at our operations. Following approval,
operations are expected to comply with standards within a
period of three years.
Conduct a Community and Environmental Review
Programme (CERP) biennially at selected sites, including
community aspects.
The 2010/11 programme of community and environmental
audits comprised a gap analysis to measure the extent to
which sites have met the requirements of the environmental
management standards. Work to include community aspects
will begin after the standards have been approved by the
company’s executive committee which is anticipated in the first half of 2011.
Standards are in the late stages of internal and external reviews.
In the interim, site visits have been undertaken to engage sites by raising awareness, soliciting further input and providing feedback on the steps that they would need to take to comply with the proposed standards.
Incorporate community aspects into each operation’s ISO
14001 management system by 2012.
The ISO 14001 management system is in place at all
operations and some have gone a long way to incorporating
community aspects. Further work is being done to support
sites to meet the 2014 target date, which is three years after approval of the standard.

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Engagement with government
The government relations function aims to support the
company by addressing its key strategic issues in a
collaborative way with host governments. Its work is
underpinned by an appreciation that government is the
custodian of each country’s natural resources. It has full
authority to regulate and legislate the licensing of exploration and exploitation of natural resources. Various ministries within each government have a role to play in regulating the industry in areas such as environment, safety, water, finance and taxes.
Government structures being represented at national, regional and local level within each country presents challenges and
opportunities for our operations in developing mutually-beneficial relationships in host countries. For example, community
investment needs to be aligned with regional development
strategies as defined by host governments. Recognising this
key role of government, we aim to include regional and national government representatives in partnerships and engagement
processes on local development programmes.
In 2010, we committed to rolling out a pilot engagement
strategy model which would introduce more consistency into
this area of work. Three specific tools were developed: to
guide conversations with government, to maintain a register of all government stakeholders and to capture online feedback
from all meetings with governments globally. The latter will be analysed and fed back into the business to serve as an ‘early warning system’ for emerging issues, as well as assisting each operation in managing its business unit. This pilot programme will remain work in progress in South Africa during 2011 and, following its successful completion, we hope to extend the
programme to two other jurisdictions.
Local skills development
Significant direct and indirect economic benefits are generated in host communities through investment in local skills
development ranging from hiring, training and developing
employees from local communities.
Local skills development is not only undertaken as a
consequence of the impetus of local authorities and
communities to employ people from their own countries, but is also in line with AngloGold Ashanti’s value of leaving the
communities better off for us having been there.
As such, a company policy for global transformation and
localisation of labour was approved in November 2010 and will be incorporated into formal policies, leadership practices and the System for People (SP) from 2011 with frequent reviews by regions and committees assigned to the transformation model.
The policy aims to promote the company’s values, and in
particular respect for the diversity of our various societies.
It also takes into account our global footprint and the legislative framework of the countries in which we are present, so as to:
•
redress historical imbalances – this applies particularly in South
Africa to historically disadvantaged South Africans (HDSAs);
•
promote the equitable employment of local citizens at all
levels of management at our operations;
•
promote the equitable employment of disabled people into
the company and at all levels; and
•
promote gender equality at all levels of management of
the company.
Podcast available at www.anglogoldashanti.com
Kathryn McPhail,
Principal, International
Council on Mining
Metals (ICMM)
No one party working alone can
deliver sustainable development.
It is critical for key stakeholder
groups to work in partnership:
companies, governments, civil
society, and international donor
agencies.
Pod cast:
“
”

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AngloGold Ashanti Sustainability Report 2010
AngloGold Ashanti and communities
AngloGold Ashanti and communities
Legislation concerning transformation and localisation of
labour is in place in some regions in which we operate:
•
in South Africa, the Mining Charter aims to transform the
workplace and communities in which we operate and
source labour;
•
in Ghana and Tanzania work is ongoing to implement
localisation legislation, targeting the reduction of expatriate numbers and the employment of local people into
managerial roles. Here immigration laws and practices
restrict or limit the employment period of expatriates;
•
in Brazil, targets relate to the employment of people with
disabilities; and
•
in Argentina, provincial legislation restricts the employment of people from outside the province of Santa Cruz, where
AngloGold Ashanti operates.
AngloGold Ashanti recognises the critical role of employees
in implementing its business strategy. In line with our values we are committed to recognising diversity and to treating
people with dignity and respect. We acknowledge that
significant benefits can arise if transformation and localisation are integral to how we do business, everywhere we operate.
Accountability for transformation ultimately rests with line management, with the corporate office transformation team
supporting the regions in developing their strategies in line with the legislative and business requirements and standards as
outlined in the policy framework.
Implementation of the policy will be reviewed regularly.
Governance structures have been put in place, including a
board Transformation and Human Resources Development
Committee and a Transformation Steering Committee, which
meet quarterly to review progress. Transformation structures will also be established at a regional level, similar to those that already exist at the group’s South African operations.
The focus for 2011 will be on ensuring that all operations have systems and structures to ensure compliance with all
transformation-related legislation, while at the same time
beginning to socialise the transformation policy and strategy as part of the SP implementation process.
Partnering for sustainable development in Colombia
The International Council on Mining and Metals (ICMM) launched ‘Mining: Partnerships for
Development’ in February 2010 – a global initiative to enhance mining’s contribution to development and poverty reduction through multi-stakeholder partnerships. AngloGold
Ashanti has been an active supporter of the programme since its inception, supporting workshops in Ghana and in Tanzania and most recently participating in a workshop in
Bogota, Colombia in April 2010.
The workshop was well attended with over 150 participants from the various stakeholder groups, including community and youth representatives. A basic action plan was developed which included the formation of a committee responsible for promoting mining partnerships within Colombia, to be led by the Colombian Ministry of Mines and Energy as
part of their ‘Mineria Responsible’ (‘Responsible Mining’) campaign.
Kathryn McPhail, who has spearheaded the programme from within the ICMM said: “The
ICMM's work with United Nations Conference on Trade and Development (UNCTAD) and
the World Bank Group has shown that the 'resource curse' is not inevitable. That said, we believe more can be done to enhance mining's contribution to economic and social development and this is the rationale for ICMM's Mining: Partnerships for Development.”
A detailed version of this case study is available online at www.anglogoldashanti.com
Case
study:
The team gears up for the 2011
exploration campaign

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Our context
The commitments made in our values imply that, even at the
exploration phase of a project, we need to take into account the fact that our mines will eventually close. Rehabilitation costs must be provided for over the lifetime of the operation, and rehabilitation work must be undertaken in line with our
commitment to respect the environment. Communities which
have hosted our operations must be consulted on what we
leave behind in terms of infrastructure and impacts.
AngloGold Ashanti has a large portfolio of greenfield
and brownfield exploration projects. Active community
engagement is underway at many sites and issues such as
health, safety and environmental management are addressed
in the exploration phase of our projects.
On closure planning, significant efforts have been made to
improve the quality of closure plans at all of our operations. As a means to achieving this end, a company closure standard
was approved in 2009. Operations have been given until the
end of 2011 to comply with this standard.
This section provides more detail in respect of two critical aspects of our business – exploration and closure planning –
both of which are essential to mine in a sustainable manner
and leave communities with a sustainable future.
communities
Leaving
for our presence
better
Podcast available at www.anglogoldashanti.com
Caroline Digby, Director,
Post-Mining Alliance,
Eden Project
Successful mine closure ensures
that local people are in a position
to adapt to new circumstances,
as well as establishing new uses
for the mine site, its surrounding
infrastructure and landscape.
Pod cast:
A life cycle approach:
exploration and closure
“
”

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AngloGold Ashanti Sustainability Report 2010
A life cycle approach
Greenfield exploration countries
Greenfield strategic alliances
Argentina
Santa Cruz (El Volcan)
Brazil
Falcão JV
Juruena
Santana JV
(South Carajas Block)
Colombia
Gramalote JV
Western Cordillera JV
Rio Dulce
Quebradona JV
La Colosa
Chaparral JV
Salvajina
La Llanada
Canada
Melville Project
Superior JV
Baffin Island JV
Egypt
Wadi Kareem JV
Hodine JV
Eritrea
Akordat North JV
Kerkasha JV
Guinea
Siguiri Blocks 1-4
Gabon
Dome JV
Ogooue Amiga JV
Tanzania
Oryx JV
Mkurumu JV
DRC
AGK JV
Kilo Project
China
Yili Yunhai CJV
Jinchanggou CJV
Australia
Cornelia Range
Tropicana JV
Viking
Saxby JV
Gawler JV
Solomon Islands
Kele & Mase JV
New Georgia &
Vangunu JV
Ethiopia
Stratex JV
Djibouti
Stratex Afar JV
New Zealand
Seafield JV
South Africa
South African Sea Areas JV
Our portfolio of exploration projects
Our exploration pipeline
Exploration is the life blood of any mining company. The long-
term and sustained commitment to making new discoveries,
evaluating them and transitioning them into viable mining
operations ensures sustainability of the organisation.
AngloGold Ashanti’s greenfield exploration business unit is
mandated to deliver a pipeline of new projects of material value for more detailed resource definition and pre-feasibility studies as a precursor to mining activities. This mandate is achieved through building a global portfolio of projects that balances risk
(including geo-political, commercial, technical and non-
technical risks), project flow and the optimisation of overall value creation.
The AngloGold Ashanti commitment to building a global
exploration project pipeline has been substantial. The
company has developed a presence in prospective geological
environments on each of the major continents. The company’s
Proved and Probable Ore Reserves amounted to 71.2Moz of
gold in 2010 compared to 70.6Moz in 2009 and 74.9Moz in
2008. Following the sale of the Tau Lekoa mine in August
2010, the figure for Proved and Probable Ore Reserves in
2009 reduced to 70.6Moz from the 71.4Moz previously stated.
AngloGold Ashanti’s greenfield exploration business unit
identifies and evaluates new opportunities according to a well-
developed mining industry process of exploration. Exploration is undertaken in a staged manner with a progressively greater level of commitment and prioritisation of resources as projects move through the stages in the exploration process (project
A life cycle approach:
exploration and closure

P

generation, target generation, drill target definition, drill testing and resource definition and conceptual studies) and levels of business risks are identified, quantified and managed.
AngloGold Ashanti differentiates itself from its competitors by ensuring that its exploration business unit works in partnership with the various operational management teams to capture
regionally based commercial, safety, community and
environmental expertise relevant to each stage of exploration.
It is this commitment to sustainable development through
“operating globally and acting locally” that defines the
company’s value proposition in terms of developing a brand
and reputation at the exploration phase of a project, and
establishing trust within the communities in which we operate.
From 2011, this process will be developed further, through Project
ONE, which, as a comprehensive business model, enables us to improve processes for recognising and managing business risk.
The company is in the process of developing guidelines and
policies to be incorporated into sustainability practices.
Stakeholder engagement in the
exploration stage of a project
The frequency and type of communication and stakeholder
engagement differs between sites and jurisdictions, and is
dependent on the maturity of stakeholder relationships as well as the stage of development of the project. Stakeholder
engagement has taken place at all advanced exploration sites during 2010 and particularly at the Tropicana Gold Project in
Australia which has now been approved by the AngloGold
Ashanti board to proceed through construction to mining.
Tropicana Gold Project – Stakeholder engagement in
Western Australia
In November 2010, the company approved the development of the 70%-owned Tropicana project, which expects to pour its first gold in 2013. In advance of production, an
AngloGold Ashanti project team was actively engaging key stakeholders to obtain buy-in and to co-design the project.
Early stakeholder engagement is important in achieving broad community support for the start up of a new mining project. Community engagement started in the exploration stages of Tropicana in 2002. Initial engagement established communication lines with local government and indigenous communities and as the project developed, these activities were expanded to include special interest groups in the fields of conservation, preservation, pastoralism and key decision-making authorities. A Peer Review Panel was established in
2008 comprising independent specialists who advise on survey methodology, report content, impact management strategies and interpreting community feedback.
Eight years of engagement has involved a broad spectrum of communication techniques, including proactively seeking out stakeholders, listening and responding to their inputs.
A detailed version of this case study is available online at www.anglogoldashanti.com
Case
study:
AngloGold Ashanti staff meet a group of
traditional owners during the heritage
survey of the Tropicana Gold Project

P

AngloGold Ashanti Sustainability Report 2010
A life cycle approach
A life cycle approach:
exploration and closure
We are currently undertaking a feasibility study for the
Mongbwalu Project in the north east of the Democratic
Republic of the Congo (DRC). As part of the required
environmental impact study, we are working with independent
consultants to undertake further specialist studies such as a human rights assessment. We are also working on a
stakeholder engagement process to ensure that stakeholders
have access to information on the project and can raise
concerns and questions that are important to them, locally,
regionally and nationally. Stakeholders are given feedback on issues they have raised, and participate in the planning of
project impacts and benefits.
Elsewhere, in Gabon, Northern Canada, Brazil, Colombia and
the Solomon Islands extensive and ongoing early stage
engagement is taking place in partnership with joint venture partners at national and regional government level with the
relevant government and regional development bodies,
community groups and NGOs.
In the Western Province of the Solomon Islands, where
AngloGold Ashanti is exploring jointly with Canada-based
XDM Resources, regular engagements with the community
took place during 2010 on land access agreements and
compensation for disturbance to land by ongoing exploration
activity. The joint venture management team provides work
opportunities, small-scale business activities, and health and community programmes to encourage participation by locals
and customary landowners.
Closure planning and provision
All mining operations eventually cease. Closure planning is a critical operational activity, potentially with significant
reputational implications. The associated liabilities must be provided for and publicly disclosed. Closure planning is an
activity that starts at exploration and mine design and
continues throughout the life of mine.
Planning for closure implies creating a 'closure mentality', whereby closure is considered at each stage in design and
operation of the project. It is often possible to plan and design operations to reduce rehabilitation costs. In waste rock dump construction, for example, cost considerations often dictate steep slopes, which may lead to expensive earth moving after closure. Establishing flatter slopes during construction could reduce such costs in the long term.
The company’s Environment and Community Policy commits
the company to ensuring that financial resources are
available to meet its closure obligations. Good closure
planning is a value-adding exercise that optimises post-
mining land use, and can help to reduce life-of-mine
operating and closure costs.
Poor or inadequate closure planning can lead to
dysfunctional relationships with host governments and
communities. Furthermore, without proper planning the
company is likely to be exposed to higher costs, missed
opportunities, compensation claims and reputational
damage.
In order to ensure that operating staff and the company’s
stakeholders clearly understand our closure commitments
and to set a common benchmark across the company, a
closure and rehabilitation management standard was
finalised during 2009. Operations were given two years, until the end of 2011, to achieve full compliance with the
standard, which requires, amongst others, that an interim
closure plan be prepared within three years of
commissioning an operation, or earlier if required by
legislation. This plan is reviewed and updated every three
years (annually in the final three years of a mine’s life) or whenever significant changes are made. It takes into
account operational conditions, planning and legislative
requirements, international protocols, technological
developments and advances in practice. The interim plan
becomes a final plan at least three years before closure is
planned.
Our long-term remediation obligations include decommissioning and restoration liabilities relating to past operations which are based on our environmental management plans and comply
with current environmental and regulatory requirements.
Provisions for remediation costs are made when there is a
present obligation, it is probable that expenditure on
remediation work will be required and the cost can be

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estimated within a reasonable range of possible outcomes.
The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites. Provisions for restoration and decommissioning costs are made at the
present value of the expenditures expected to settle the
obligation, using estimated cash flows based on current prices and discounted at a pre-tax rate that reflects current market assessments of the time value of money.
In 2010, discounted closure liabilities increased from
$418 million to $551 million. This increase is largely
attributable to changes to life of mine plans, changes in
estimates of closure liabilities and increased cost escalations.
Community imperatives
Among concerns associated with closure is the need to ensure that commitments to communities have been recorded and
are acted upon. After the mine has closed the local community must live with its legacy. Our closure standard stipulates that closure planning must be undertaken in consultation with the community. In the course of these consultations, different
issues are raised which require site-specific solutions.
Livelihood preservation and infrastructure are often key
requirements. Local people who were previously employed at
the mine and may have received education and training seek
viable employment alternatives. Communities also require
information on rehabilitation of the landscape and on any
lasting environmental impacts.
Performance on closure planning in 2010
Guidelines to assist operations to implement the closure and rehabilitation management standard were developed during
2010. A workshop was held in December 2010 to ensure
alignment amongst environmental, social and accounting
professionals within the company and to share best practices across the group.
Throughout 2010, closure planning was conducted at an
operational level, with assistance from corporate and regional experts where necessary, to meet the standard. A multi-
disciplinary closure working group, established in 2008, oversaw progress and updated executive management. It assessed gaps
between existing closure plans and the standard.
Self-assessments conducted in 2010 highlighted that areas
requiring greater attention at some operations include:
•
risk and opportunity assessment;
•
decommissioning and rehabilitation plans;
•
completion criteria and monitoring;
•
contingency planning;
•
care and maintenance plans;
•
premature closure; and
•
planning of final exit from site.
Commitments and delivery
Work to achieve compliance with the company standard for
closure and rehabilitation will continue in 2011. Over 2011 and
2012, compliance with the standard will be assessed through
a corporate-led assurance and operations review. Closure
planning is an iterative process and we are aiming for
continuous improvement in our performance.
Mali
The women of Kourouketo Village near Yatela mine collect indigenous
Peniculatum grass seeds from the area surrounding their village and sell them to the mine for use in its rehabilitation programme

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AngloGold Ashanti Sustainability Report 2010
Environmental and natural resource stewardship
Our context
Our mining operations share scarce resources with the
communities which host us and responsible stewardship of
these resources and of the environment is therefore a moral
imperative. If we do not act responsibly in this respect, we risk eroding the goodwill of these communities and potentially
incurring legal penalties. We also have a broader societal
obligation to operate in a way which safeguards the
environment and uses all resources efficiently.
Our commitments on stewardship of the environment and
natural resources are reflected in our company values, where we undertake to continually improve our technology and
processes to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources.
These commitments are also reflected in our company goals,
which include reducing environmental incidents by 60% by
2013 (from a 2008 baseline) and their elimination in the longer term. The number of environmental incidents reported in 2010 decreased by 47% to 27 (from 51 in 2009).
Changing economic, social and environmental conditions
challenge us to develop innovative solutions and responsible mining practices. The cost of energy, for example, varies with our consumption profile, fuel price fluctuations, electricity tariffs and the legislation in place in each jurisdiction where we operate. The availability and management of water are issues which pose short- and long-term risks and opportunities. In
many cases we are under pressure to reduce consumption of
energy and water while meeting increased demands for these
resources as a result of the expansion of mining activities or the changing nature of mining operations.
Focus areas
We have identified five focus areas in relation to environmental and natural resource stewardship:
•
water;
•
energy and greenhouse gas emissions;
•
land;
•
hazardous materials; and
•
air quality.
In the section which follows we provide greater detail on the context for each of these areas, and on our management
approach. In addition, we report on the work undertaken to
improve our understanding of the potential impact of climate change on our operations and to develop appropriate responses.
Water
Water management
With a global footprint, we face many different water
management challenges:
•
competing needs for water resources in arid and semi-arid
locations (for example during dry spells at the Yatela Mine
in Mali);
•
the potential medium- to long-term threat of disruption to
the security of supply of water, as changing climatic
conditions and consumption patterns put pressure on the
capacity of water supply to meet demand;
•
potential damage to our reputation and community
relationships which can occur as a result of actual or
perceived violations of water management standards or
legislation; and
•
a high level of stakeholder concern over water supply and
quality, which may constrain the development of new
operations in sensitive areas.
Environmental and natural resource stewardship
environment
the
Respecting

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We use water for multiple applications including minerals
processing, the transportation of tailings, air cooling
processes, the powering of hydraulic mining equipment and
dust suppression. Process water used in applications where
chemicals and other additives are applied is usually unsuitable for release into the environment without prior treatment.
Preventing its accidental release is therefore a crucial water management objective.
Our water management standard sets out good practice
requirements for the monitoring and management of surface
and groundwater quality as well as its consumption. Since
the standard’s launch in 2009, our operations have been
working steadily to address deficiencies in specified
requirements. Internal reviews of compliance to this and
other approved standards are planned for 2011 and 2012
under the Community and Environment Review Programme
(CERP).
As underground mining has gradually ceased in some of South
Africa’s older mining regions, groundwater has infiltrated mined out workings and becomes acidic if it is exposed to sulphide minerals in these workings. Water levels in the closed
underground mines can rise, presenting a potential
contamination risk to shallow groundwater and eventually to
surface water resources if allowed to spread further.
Our operations are largely situated off dolomitic areas and do not encounter significant amounts of deep groundwater
compared to some of our neighbouring mines, where pumping
and disposal of large quantities of water are necessary. The water captured by our mines is used within our operations and so we do not need to discharge large quantities of
underground mine water. As our mines are deeper than
neighbouring mines, the main issue of concern to AngloGold
Ashanti is that both our West Wits and Vaal River operations are at risk of flooding should the adjacent mines cease
pumping water from their underground workings.
We are proactive in addressing the risks associated with mine flooding and are developing regional flooding models,
expanding on existing agreements with neighbouring mines to
ensure the continued protection of our operations and
engaging stakeholders at national level to expedite available technical solutions.
We recognise that in the South African context the solution
will require an inclusive and collaborative approach from
government, industry and community stakeholders and we
remain committed to continued engagement with all of our
stakeholders to ensure the protection of communities and the environment and, ultimately, the sustainability of our business.
Water management issues at Obuasi
Water management concerns in March 2010 resulted in the
suspension of gold processing activities at the Obuasi mine
in Ghana for five days, pending implementation of a revised
water management strategy to reduce contaminants
contained in mine discharge. Construction of two process
water treatment plants is scheduled for completion by the
second quarter of 2011, to better manage excess water to
the north and south of the mine.
Permitting processes are also under way for the construction of a return water dam to be commissioned by 2012, to
further improve capacity for managing excess process water,
which will in turn improve the stability of the south tailings storage facility.
In response to these and other operational challenges, we
have appointed a high-level, multi-disciplinary taskforce to address operating performance at Obuasi. This senior
management team is tasked with designing a turnaround plan
that will touch all aspects of the operation, from mining and processing to a holistic approach to addressing legacy issues resulting from a century of mining. This team will report its findings to the board and table a detailed plan for Obuasi’s sustained turnaround.
Water usage and efficiency by region (2009 – 2010)
Water usage ML
Water efficiency kL/oz
2010
2009
2010
2009
South Africa
20,896
19,649
11.70
10.93
Continental Africa
24,436
26,344
14.34
14.18
Australasia
3,485
3,703
8.80
9.23
Americas
5,817
5,426
6.22
5.97
Group
54,664
55,138
11.34
11.11
Group consumption totals include usage at Tropicana.

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AngloGold Ashanti Sustainability Report 2010
Environmental and natural resource stewardship
Water security
Water security is a complex and multifaceted issue, which is only addressed by comprehensive attention to all aspects of
water performance (including consumption, reuse, recycling,
quality, discharge profile and infrastructure integrity). The concept of integrated water management is being adopted
progressively across all AngloGold Ashanti operations and
we are developing a range of water performance metrics, to
be introduced formally in 2012.
Our immediate focus is on making the water performance
gains from business improvement initiatives explicit, setting site-based targets for water performance in our 2012 business plan, incorporating integrated water management into our
global Business Process Framework (BPF) and developing
internal capability on integrated water management.
Critical next steps are to:
•
develop country and regional integrated water management
strategies;
•
adopt technologies that minimise raw water intake wherever
feasible for new assets; and
•
optimise the recycling of process water.
Energy and greenhouse gas emissions
Mining is an energy-intensive industry and with rising costs and climate change high on the global agenda, we seek to
manage our energy consumption wisely.
Together with the mining sector as a whole, AngloGold Ashanti faces specific challenges in increasing energy efficiency at its operations.
Firstly, any improvements in energy performance tend to be
quickly eroded as our mines mature. Energy consumption
typically increases over the life cycle of an operation as mining progresses to lower depths and more complex and lower-
grade areas of an orebody. Secondly, as infrastructure
upgrades do not take place frequently, there are few
opportunities to introduce step changes in energy efficiency at our operations. Finally, currently available clean energy
alternatives that meet our requirement for 24/7 secure, reliable supply tend not to be economically or technically viable. So, while we have a medium-term target to improve energy
efficiency by 15% and a longer-term target to improve
greenhouse gas emissions intensity by 30%, progress towards
achievement of these targets is elusive.
Energy efficiency
In an endeavour to reduce our energy consumption to the
extent technically and economically feasible, we have
refocused our attention over the past few years on improving energy performance across our operations.
We have the opportunity with new operations to make significant changes in energy efficiency. For example, at our Tropicana
project in Australia, the processing plant has been designed to be more energy and water efficient than plants at our other
Boosting water recycling capability at our Vaal River
operations in South Africa
Groundwater pollution due to seepage from mining activities is one of the main environmental challenges facing our Vaal River operations in South Africa. In 1992, the
Northern Well Field, a series of shallow boreholes, was constructed to intercept polluted water and prevent it from entering the nearby Vaal River. However, interception by the well field deteriorated significantly over time and in 2008 a project was launched to increase its effectiveness.
The upgrade to the well field resulted in a doubling of the volume of water extracted and a significant reduction in salts discharged into the Vaal River. As a consequence of the upgrade, some 75,000m3 of additional water is recycled each month for use in metallurgical processes, with a total cost saving of over $600,000 per annum.
A detailed version of this case study is available online at www.anglogoldashanti.com
Case
study:
Environmental and natural resource stewardship
Pump testing a new borehole in the
Vaal River area to determine the
volume of water that can be pumped
on a daily basis

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49
Energy usage and efficiency by region (2009 – 2010)
Energy usage (million GJ)
Energy efficiency (GJ/oz)
2010
2009*
2010
2009*
South Africa
12.4
12.3
6.9
6.9
Continental Africa
11.3
11.1
6.6
6.0
Australasia
2.3
2.0
5.7
5.0
Americas
4.7
4.3
5.0
4.8
Group
30.6
29.8
6.4
6.0
* Energy consumption data for 2009 has been restated owing to omissions and fuel conversion factor errors found in the data originally reported.
operations. It will utilise high pressure grinding rolls which use less energy than conventional milling. Leach and tailings thickeners will be used to recover and recycle process water, substantially reducing the quantity of water pumped to the tailings facility, and grey water from the village will be recycled for use in the
processing plant, reducing the quantity of water drawn from
boreholes adjacent to the mine that would need to be pumped
to our operations and treated extensively prior to use.
Also, during 2010 and early 2011, we undertook a number of
energy efficiency projects to improve the control and
management of the compressed air and cooling systems for
deep underground mines in our South Africa region. These are projected to result in a saving of approximately 140GWh per
year. In addition, vapour compression heating systems are
being installed in residential facilities at our South African operations with a further saving of 15GWh per year. This latter project will potentially generate carbon credits under the UN
Clean Development Mechanism.
As most of our power supply in Brazil is drawn from
hydropower sources, greenhouse gas emissions from these
operations were only 33,000t CO2e in 2010. Despite this
already high performance level, the focus on energy efficiency across all our operations in Brazil has been relentless. Two key interventions in 2010 included improving ventilation and
compressed air system efficiency at our Cuiabá mine and
compressed air system efficiency at the adjacent Queiroz
processing plant.
Many sites extend their energy efficiency focus into the local communities around our mining operations. At our Obuasi
mine in Ghana, which has a proud record on community
engagement with respect to energy performance, these
practices are embedded and include weekly broadcasts on
local radio, participation of the wives of employees in regular practical forums on home energy efficiency and encouraging
members of local religious congregations to participate in
education on ways to reduce energy consumption in the home
and local community.
Energy security
Secure, reliable 24/7 energy supply is an imperative for our operations, as it is for the mining industry as a whole. We take electricity from the national grid in South Africa, Namibia,
Ghana, the USA and partially in Brazil. With the exception of hydroelectric supply to our Brazilian operations, all other
operations are fed by on-site fossil fuel generation facilities using diesel, heavy fuel oil or natural gas. We also use diesel as a fuel in trucks and other heavy equipment.
Factors affecting the energy security of our operations include our projected energy consumption profile, the availability of fuel and energy supplies, the maturity of energy markets and the
rates of economic growth in the countries where we operate.
In addition, several of our operations are in countries where energy security is potentially affected by political instability, projections for domestic power supply which exceed available demand, a lack of internal capability to support commercial
and industrial growth and government regulation. In these
countries, we are building relationships with our host
governments with the objective of jointly developing
sustainable futures. Each of our mines faces specific
challenges and individual site-based energy security strategies are being developed within our global framework.
Our current priorities are to embed comprehensive energy
performance monitoring practices within the Business
Process Framework (BPF), set site-based targets for energy
performance for inclusion in our 2012 business plan, make
the energy benefits from business improvement projects
explicit and develop processes for better sharing of
information internally on energy performance.

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AngloGold Ashanti Sustainability Report 2010
Environmental and natural resource stewardship
Environmental and natural resource stewardship
Critical next steps are to:
•
implement country and regional energy security strategies; and
•
where feasible, adopt the latest technologies to minimise
fuel consumption at new and existing assets.
Energy costs
Managing our energy costs is an increasingly significant
challenge. Our energy consumption for 2010 remained
relatively stable at 30.6 million GJ, however our energy
efficiency worsened by 5.8% in this period. Energy costs
continue to increase rapidly – rising 33% from 2009 to 2010 –
and are expected to accelerate further. In 2010, energy costs were 18.7% of total operating cash costs for our operations
and this ratio is continuing to rise.
While our electricity consumption has increased by only 0.8%, electricity costs have increased by 35%. In both South Africa and Ghana for example, electricity prices increased by
approximately 25% during 2010. At the same time, while our
diesel fuel consumption increased by 8%, diesel costs
escalated 30%.
Greenhouse gas emissions
Our total greenhouse emissions in 2010 were 4.7Mt CO2e, an
increase of 2.0% on 2009. As our production declined by
2.9% in this period, our greenhouse gas emissions intensity
deteriorated by 5.0% overall.
Approximately 99% of our reported Scope 1 and Scope 2
greenhouse gas emissions are directly related to energy
consumption. Consequently, improving our energy performance
at every opportunity is our primary avenue for mitigating the impacts of climate change arising from our operations.
The additional 1% of our reported greenhouse gas emissions
are derived from refrigerant losses.
We have not reported on greenhouse gas emissions from land
use change since earlier desktop studies suggested these
emissions are not material. As the available scientific
methodologies for measuring and monitoring emissions of
this nature are changing, further investigation will be
conducted during 2011 to quantify and clarify the status of
these emissions.
Further, a desktop study completed by Camco in 2009
confirmed that AngloGold Ashanti’s Scope 3 emissions are not material and as a consequence, are not reported.
Land
We often own or control large tracts of land, even though only a relatively small area is used for mining purposes.
Underground mining has a small physical footprint. In contrast, open-pit operations impact a much larger area in order to
access the ore. Unlike other industries, the location of mining activities cannot be altered to avoid impacts, however we have some flexibility with respect to mining method and the location of ancillary infrastructure. Environmental protection, community preferences, the viability of mining operations and regulatory requirements all contribute to our choices in this regard, which are informed primarily by our commitment to our values.
We need to take into account a range of land-related issues in planning and managing our operations, the most significant of which are:
•
land access – securing the right to use land for mining and
maintaining physical access to the land covered by our
mining rights;
•
biodiversity, land disturbance and rehabilitation; and
•
the management of waste and tailings.
These three areas are discussed below.
GHG emissions and efficiency by region (2009 – 2010)
Emissions (Mt CO
2
e)
Efficiency (t CO
2
e/oz)
2010
2009*
2010
2009*
South Africa
3.42
3.40
1.92
1.89
Continental Africa
0.80
0.79
0.47
0.43
Australasia
0.15
0.14
0.39
0.34
Americas
0.32
0.29
0.34
0.32
Group
4.70
4.61
0.97
0.93
*
2009 data has been restated due to restatements in energy consumption data.

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Land access
Access to land is a two-tiered issue. Firstly, the legal right to mine the orebody and to produce gold on a demarcated tract
of land needs to be obtained. Secondly, secure and
unobstructed access to this land has to be maintained,
particularly in areas with potential for conflict with local communities over land use.
On the first issue, there are various political and societal concerns that must be addressed before we can establish a
mine. For example, we need to ensure that we can mitigate
impacts associated with physical land disturbance and put in place rehabilitation efforts during and after the mine
operational phase to ensure sustainable mine closure.
On the second issue, we recognise that tension can arise with communities over land use and access. Our approach is to
engage communities, and to find the best way to
accommodate all parties’ needs within the constraints of the available resource.
Biodiversity, land disturbance and rehabilitation
Mineral resources in traditional mining areas are becoming
depleted and, like many mining companies, we are
increasingly exploring or operating in remote or previously
undisturbed areas where biodiversity requires greater
attention. Because we must mine where the resource is
located, the presence of sensitive habitats or vulnerable
species requires careful site evaluation and selection, thorough baseline studies and engagement with local communities to
understand their relationships with the environment.
In order to set an internal standard and common performance
expectations, we continue to refine our draft biodiversity
management standard, including subjecting it to NGO review.
The standard will be finalised in 2011.
Mine closure issues touch on important aspects of land use
and access and are covered in more detail on pages 44 to 45
of this report.
Waste and tailings management
We generate waste rock and tailings as a result of mining and mineral processing operations. Mine tailings are the process effluents generated after grinding and extraction of gold from the ore is completed. Tailings are deposited as slurry in large storage facilities specifically designed for this purpose.
During open-pit mining large volumes of soil and/or rock
(overburden) are generated to expose the orebody. Similarly, waste rock is generated during drilling and developing access to underground ore bodies. Overburden and waste rock
typically contain sub-economic levels of gold and are
deposited as large waste rock dumps.
The impact of failure of a tailings storage facility can be
significant and we therefore monitor such facilities closely to ensure that their management is in accordance with
commitments made to local communities and to national
regulatory requirements. We apply stricter internal controls to minimise the risk of failure and have established an internal tailings management framework which is applied at all of our operations.
After mine closure, tailings storage facilities and waste rock dumps are typically the most significant and visible impact that remains and consequently we aim to begin rehabilitation work on these areas as early as possible in the life of an operation.
Rehabilitation work typically involves the reshaping and/or
profile capping of the facility to meet the company’s closure and rehabilitation standard and to make these facilities safe, stable and self-sustaining beyond closure.
Regrettably, in February 2010 we suspended operations at our
Iduapriem mine in Ghana for a period of two and a half months due to potentially adverse environmental impacts arising from water discharge at the tailings storage facility at the operation.
In conjunction with the Environmental Protection Agency of
Ghana we identified an interim location for tailings storage.
Construction of a new storage facility to cater for life of mine tailings deposition is in progress and it is anticipated that this new facility will become operational in the first half of 2011.
Hazardous materials
The management and disposal of potentially hazardous
materials used in or generated as a result of gold production requires special attention. Our chemical and waste standards address the management of risks arising from the use of
hazardous materials and cover topics including waste
avoidance, reduction, reuse, recycling, treatment and disposal.
The use of cyanide by the gold mining industry has been a
significant source of stakeholder concern since its
introduction and cyanide is carefully managed at AngloGold
Ashanti operations. We are a signatory of the international
cyanide management code which supports the responsible
manufacture, transportation and use of cyanide in gold mining, enhances measures for the protection of human health, and
reduces the potential for environmental impacts.

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AngloGold Ashanti Sustainability Report 2010
Environmental and natural resource stewardship
Environmental and natural resource stewardship
As a signatory to the code, our operations are audited by
independent third parties to ensure compliance. The results of these audits are publicly available to inform stakeholders of the status of cyanide management practices at certified
operations.
Currently 15 of the 19 of our operations using cyanide are
certified as compliant to the cyanide code. In 2009, six
operations were temporarily withdrawn from the code
certification process. During 2010, two of these operations –
Navachab in Namibia and Siguiri in Guinea – were audited and certified as fully compliant to the code. Cerro Vanguardia in
Argentina rejoined the certification process in 2010 and is
expected to be certified as fully compliant during 2011. Geita in
Tanzania has completed infrastructure work to meet the code
requirements and a compliance audit is expected in 2011.
In Ghana, infrastructural modifications are required for our two operations in that country to become compliant with the code.
At Iduapriem, infrastructure work is expected to be completed within the first half of 2011, following which the certification process should recommence. At Obuasi, we plan to address
the complexities of transporting, receiving and handling
cyanide at that site through a new facility. The capital allocation for the project has been made and detailed engineering design work has begun.
Air quality
Our operations in Guinea, Mali, Namibia, Tanzania and South
Africa are situated in arid or semi-arid regions where the
management of dust generated by our activities is necessary.
To protect communities around these mines, water is used to
suppress dust from roads. Dust on tailings facilities is
controlled by using surface binding agents, water and
vegetation.
During 2009 we issued an air quality management standard
which stipulates requirements to ensure minimum air quality
performance for the company’s operations. Consequently, a
decision was taken to close the sulphuric acid section of the
Vaal River East Gold Acid Float (EGAF) plant permanently
during 2010, eliminating sulphur dioxide emissions from the
plant. A cost/benefit analysis also showed it was more
economical in the long-term to source sulphuric acid externally rather than to upgrade the plant.
While we have been able to address the primary source of
non-compliance with regulation relating to sulphur dioxide
emissions in South Africa, we will continue our focus on the management of air quality in the region. Aspects which require ongoing management attention are air quality impacts as a
result of excessive dust liberated at some of our operations and regulated emissions from power plants.
Climate change
In addition to actions undertaken in the five focus areas, we are building on a study completed in 2009 to improve our
understanding of the potential impact of climate change on our business and to develop appropriate responses.
Potential physical risks to our operations include increased rainfall or reduced water availability, higher temperatures and extreme weather events. In addition, the communities around
our mines could be exposed to an increased risk of food
insecurity, water scarcity and adverse health impacts.
At site-level, we need to interpret the potential impact of
climate change and develop practical action plans. This
includes consideration of engineering and operational issues as well as the potential impact of climate change on
employees and host communities.
Legislation on climate change is being considered in Australia, the USA, South Africa and Brazil which may, if passed, have a financial impact on our operations. In each country, AngloGold
Ashanti is actively engaging the government in an attempt to ensure that there is a balance between effectiveness in
addressing climate change and adverse impacts on the
economy and business. Because AngloGold Ashanti exports
almost all of its products and as our prices are not set by the company but on international commodity exchanges, the
company is potentially exposed if some countries impose a
price on carbon (for example through a carbon tax) while
others do not.
Guinea
Water bowser in use at Sigiuri to
suppress dust on roadways

This report was printed on paper produced at mills that are certified by the Forest Stewardship Council (FSC) in processes that have CoC certification. The FSC promotes environmentally appropriate, socially beneficial and economical viable management of the world’s forests, while CoC guarantees production of FSC-
certified products from processing to distribution.
Unless otherwise stated, $ refers to US dollars throughout this report
Moz refers to millions of troy ounces
t refers to metric tonnes
Rounding may result in computational discrepencies
Locations on maps are for indication purposes only
AngloGold Ashanti is incorporated in the Republic of South Africa,
Registration no. 1944/017354/06
This report, produced annually, covers the financial year ended
31 December 2010 and provides an update of information contained in the
Sustainability Review 2009 ‘Tomorrow’s gold: Issues that Matter’ and the
2009 online and supplementary information.
Data contained in this report covers operations, joint ventures and subsidiary companies which are managed by AngloGold Ashanti only and does not cover operations managed by joint venture partners.
Data relating to the Tau Lekoa mine is covered only until the finalisation of the sale of that operation effective 1 August 2010.
Forward-looking statements
Certain statements contained in this report, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditure, and the outcome and consequence of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such risk factors, refer to the section titled “Risk management and internal controls”
in the annual financial statements available on www.anglogoldashanti.com.
AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to this report to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to
AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 31, 2011
By: /s/ L Eatwell
Name:  L EATWELL
Title:     Company Secretary